181

05008450

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Peter Hambro Mining

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 01 2005
THOMSON
FINANCIAL

FILE NO. 82- 34734 FISCAL YEAR 12-31-04

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DAT : 5/31/05

# Peter Hambro Mining plc

## Annual Report and Accounts

for the year ended 31 December 2004

10 YEAR ANNIVERSARY

PETER HAMBRO MINING PLC is a gold producer, traded on London's Alternative Investment Market (AIM) and focused on the mining industry in Russia.

## Contents





Major Railroad
Major Airport
ST. PETERSBURG
MOSCOW
The Yamalanenetsky Autonomous Okrug
RUSSIAN FEDERATION
The Magadan Region
The Amur Region
KAZAKHSTAN
MONGOLIA
CHINA
JAPAN


The cover photograph shows the original operations at Pokrovskiy Rudnik to highlight the Group's tenth anniversary.

EXEMPTION NO. 082-34734

# PETER HAMBRO MINING PLC


11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com


**Press Release Issued on 18th May 2005:**

18th May 2005

PETER HAMBRO MINING PLC
2004 ANNUAL REPORT & ACCOUNTS

PETER HAMBRO MINING PLC today released its Annual Report for the financial year ending 31st December 2004. The Company's 2004 Annual Report, in addition to the Preliminary Announcement of the Annual Results reported first on 18th April, details:

- the continued increase in profitability, production and balance sheet strength whilst costs have been held broadly constant;
- the breakdown of the Group's growth in reserves and resources along with a review of work undertaken during 2004 and planned for the future;
- a full environmental and social policy report as part of the investment in the Group made by the International Finance Corporation;
- an update on the exploration work at Pokrovskiy & Pioneer including detail on the correlation of Russian reserves and resources to western standards; and
- the completion of the Group's three new laboratories together amounting to what we believe is the largest assay capacity in Russia.

Peter Hambro, Chairman, added:

"As you will see from our annual report and accounts, the Group has had another successful year. I believe they also show that we remain well positioned for a future of continued growth and, most importantly, profitability. This will be based on the success of our operations, the strength of our balance sheet and the continuing opportunities available to expand our resource base through exploration, development and acquisition. Our plans to realise 1 million ounces of gold production per year in 2009 remain on track supported by developments at Pioneer, Pokrovskiy and Malomir.

"In the notice convening the Annual General Meeting shareholders will see the proposal to reduce the share premium account of the company in order to allow the Company to pay dividends sooner. The Board consider that, given the

continuing success of our Russian operations, the payment of a dividend would be timely and compatible with our continued investment in the planned growth of our business"

Copies of the Annual Report are being distributed to shareholders today. The Annual General Meeting is planned to be held at 12 noon on Tuesday 21st June 2005 at 11, Grosvenor Place, London SW1X 7HH, notice of which will be distributed in due course.

The Annual Report is also available online at www.peterhambro.com. Additional copies may be requested directly from the Company and are available at the Company's registered office, 11, Grosvenor Place, London SW1X 7HH.

Enquiries:

| | |
|---|---|
| Jay Hambro / Alya Samokhvalova<br>Peter Hambro Mining PLC | +44 (0) 20 7201 8900 |
| Tom Randell / Maria Suleymanova<br>Merlin | +44 (0) 20 7653 6620 |

**Press Release Issued on 19th May 2005:**

Holdings in the Company

19 May 2005

The Company was notified on 19 May 2005 by Landsdowne Partners Limited that, as a result of a purchase of shares, it now holds 3,322,342 Ordinary Shares in the Company on behalf of client funds that it manages. This holding represents 4.4 per cent. of the total issued share capital of the Company.

10 YEAR ANNIVERSARY



Turnover
(inc. share of joint ventures)
(US$ '000)
22.8
54.3
85.5
02
03
04
Operating profit
(US$ '000)
10.5
13.8
22.7
02
03
04
Retained profit for the year
(US$ '000)
5.1
10.4
15.3
02
03
04
Earnings per ordinary
share (US$)
0.16
0.18
0.22
02
03
04
Shareholders' funds
(US$ '000)
48.1
115.6
200.1
02
03
04
Attributable production
(ounces '000)
69.9
148.8
209.0
271.0
Amur assets
Omchak joint venture
Pokrovskiy Rudnik
02
03
04
05f


# Operational and Financial Highlights

- > Retained profit up 48% to US$15.3 million
- > Pokrovskiy 2004 production forecast exceeded and at GIS costs of under US$100/ounce for the second half of 2004
- > Attributable gold production up 40% and ahead of targets
- > Further progress towards 2009 goal of one million ounces per annum production
- > Independent review of substantial portion of resources provides credibility to Company estimates
- > JORC reserve statement at Pokrovskiy 34% higher than previous Russian standards estimations
- > Strong balance sheet with substantial net cash position leaves Group well placed for project finance of major capital expenditure programme

## Summary financial highlights

*(Group and share of joint ventures)*

| US$ '000 | 2004 | 2003 |
|---|---|---|
| Turnover | 85,502 | 54,260 |
| Operating profit | 22,703 | 13,795 |
| Profit before tax | 24,304 | 16,257 |
| Profit after tax | 16,051 | 10,987 |
| Retained profit | 15,318 | 10,383 |



*left:*
Production blasting at Pokrovskiy Rudnik


RUSSIA
CHINA

# Peter Hambro Mining

The Group owns the Pokrovskiy operating gold mine; the Pioneer, Amur north-east and YamalZoloto assets which are at advanced exploration stage; and a substantial portfolio of other exploration assets, most of which are located in the Amur Region, Russian Far East.

## *The Amur region*

**The Amur region is home to the Group's primary operations and a large proportion of development assets. The region has a good transport system, based on two of Russia's key railroads, and good access to low cost electricity, from two large hydro-electric plants – providing a sound base for gold production.**

The Amur region has a vast resource potential and gold production is one of the region's leading economic sectors; the Amur region ranks third amongst the gold producing regions of the Russian Federation. The region's economy is diversified and based on industry, agriculture and construction. The region's major industries are: electric power; coal production; mining; food; timber and wood processing; machine-building and metalworking; fuel; and the construction materials industry.

The Amur region is located in the south-eastern part of the Russian Federation and borders China in the south and south-west, the Republic of Sakha (Yakutia) in the north, the Khabarovsk Territory in the north-east and east, and the Jewish Autonomous Region in the south-east. The Amur River extends along 1,246 km of the southern border of the region and is the official dividing line between Russia and China. There are nine cities, 24 towns and 616 villages in the Amur Region.

**Key facts:**

*Total area:* 363,700 km²

*Population:* 1,038,000 (approx)

*Capital city:* Blagoveschensk

*Key industries:* power (50.7% of regional industrial production), non-ferrous metallurgy (14.8%), coal (12.7%), food (10.8%), forestry and woodworking (2.9%)

*Key infrastructure:* Bureiskaya and Zeyskay Hydroelectric Power Plants, Zabaikalskaya section of Trans-Siberian Railway, Baikal-Amur Railway, Chita-Khabarovsk Highway (part of Moscow-Vladivostok Highway), Blagoveschensk International Airport and Svobodny Cosmodrome

*Distance from Moscow:* 7,985 km

10 YEAR ANNIVERSARY


RUSSIA
SEA OF OKHOTSK


THE KARA SEA
RUSSIA

*from left to right:*
Resin tanks
New heap leach pad
Stacker
*all at Pokrovskiy Rudnik*







*from left to right:*
Spare balls for the mills
Thickeners
*all at Pokrovskiy Rudnik*





# The Magadan region

**The Magadan region is home to the primary assets of Group's Omchak joint venture. The Magadan region holds c.15% of explored reserves of gold ore and 11% of placer gold of the Russian gold resource balance. Annual gold production of the region is 740–850,000 ounces. More than 200 companies are involved in exploitation of mineral resources, but of these, more than 60% of regional gold production is contributed by five companies including the Omchak JV.**

Located in the north-east of Russia and with coastlines on the Arctic and Pacific Oceans. The Magadan region also has reserves of silver, copper, coal and hydrocarbons and prospects for oil and gas are considered high.

**Key facts:**

*Total area:* 461,400 km²

*Population:* 225,600 (approx)

*Capital city:* Magadan

*Key industries:* mining (60% of industrial production), fishing (8%), fuel and energy (20%), engineering and metalworking

*Key infrastructure:* Kolyma Highway, Port of Magadan, Magadan International Airport

*Distance from Moscow:* 7,110 km

# Yamalanenetsky Autonomous Okrug

**The Yamalanenetsky Autonomous Okrug is home to the development assets of the Group's subsidiary YamalZoloto. Due to its prominence as an oil and gas producing region, there is an abundance of local infrastructure the hub of which is the city of Salekhard located very close to the YamalZoloto assets.**

The oil and gas industry is the leading economic sector with more than 90% of Russia's natural gas and 12% of its oil produced in the Okrug. Abundant deposits of solid minerals in the area; the subsurface of the Polar Urals in the western part of the Okrug contains commercial quantities of many valuable resources.

**Key facts:**

*Total Area:* 69,000km²

*Population:* 500,000 (approx)

*Capital city:* Salekhard

*Key industries:* oil and gas (93% of industrial production), mining, fishing, forestry and wood working and production of building materials.

*Key infrastructure:* 'Yamal Roads' programme, gas pipelines (Severnoe Siyanie, Urengoi-Chelyabinsk and Urengoi-Uzhgorod to Western Europe), Yamal-Europe pipeline project, oil pipelines, (Tarasovsky-Kholmogory and Kholmogory-Western Surgut)

*Distance from Moscow:* 2,436 km

# Simplified Group Structure

## PETER HAMBRO MINING PLC
OWNERSHIP %

- 65% Magadan Region
  - Omchak JV
  - Nelkobazoloto
  - Berelekh

MANAGING COMPANY PETER HAMBRO MINING*

- 100% Buryatiya Region
  - Region
- 90% Yamal Region
  - YamalZoloto
- Amur Region
  - 100% Tokurskiy Rudnik
    - Tokur Deposit
    - Koboldo
  - 100% Victoria
    - Chagoyansk Deposit†
  - 98% Pokrovskiy Rudnik
    - Pokrovskiy Mine
    - Pioneer Mine
    - Malomir and Voroshilovskoye Deposits
    - Rudnoye JV
    - NPGF Regis

†Before exercise of Rio Tinto earn in

* The Management Company has no ownership of any of the Group's assets. See Note 14 to the accounts.



*Mr Peter Hambro*
Executive Chairman

# Chairman's Statement

**I am delighted to report that we celebrated the Group's 10th anniversary with record high production and profitability on top of further exploration and development success. Russia is constantly evolving and continues to prove itself as a highly remunerative location for our company. I look forward to the next ten years.**

*Share price performance 2003-2004*


UK £
7
6
5
4
3
2
1
0
PHM
AIM (rebased)
Gold bullion $/troy oz (rebased)
FTSE 350 Mining (rebased)
Jan 03
Feb 03
Mar 03
Apr 03
May 03
Jun 03
Jul 03
Aug 03
Sep 03
Oct 03
Nov 03
Dec 03
Jan 04
Feb 04
Mar 04
Apr 04
May 04
Jun 04
Jul 04
Aug 04
Sep 04
Oct 04
Nov 04
Dec 04

Every chief executive dreams of a percentage increase in operating profit that is larger than the percentage increase in turnover; and it is to the eternal credit of Pavel Maslovsky, my friend and Russian business partner, and his team that the Group has realised just such a remarkable achievement in the tenth year of its existence. His report, as usual, deals with the operational aspects of the Company.

During the year we have continued an active corporate development programme; making acquisitions and starting new development and exploration programmes for some of our assets. Among the new developments, the start of the collaboration with Rio Tinto has a promising beginning and the exploration at YamalZoloto's Novogodnee Monto indicates a positive re-evaluation of the gold asset that was originally acquired. We also look forward to a collaboration with Norilsk Nickel's gold mining company, Polyus, at Bamskoye.

Since the year end we completed the purchase of the centre of Malomir, a deposit in the north east of the Amur Region that has long been high on our wish list. Our policy of obtaining the outlying areas of the deposit first was probably a significant help in enabling us to obtain some 5.4 million ounces of reserves and resources for less than US$1.0 million. Malomir is one of the three deposits on which we will concentrate our exploration activities in 2005.

To help benefit from operational synergies, better promote the Group's substantial exploration and development portfolio and prepare the Company for future dividend payments, we are in the process of a restructuring. Ownership of the Group's individual assets is not changing but they have been regrouped as follows: 1. Pokrovskiy/Pioneer; 2. Amur North East Belt; 3. YamalZoloto; and 4. Portfolio Assets. Further to this a new company has been formed as a subsidiary of Peter Hambro Mining to manage the assets.

The Group has a production forecast of 271,000 ounces for 2005. Pokrovskiy should contribute 176,800 ounces to this total. The contribution of the Omchak joint venture complicates this somewhat as it is governed by dividends due from the joint venture's assets. Shortly after the Group announced preliminary results, dividends were declared by these joint venture companies and, in the event that the joint venture receives this c.US$3.6 million, the Group's share of attributable production could fall between 20-30,000 ounces.

The Company's reputation has grown strongly and the share-price chart on this page indicates that investors share our optimism about the future. During the year we have noticed significant changes in our share register – saying sad goodbye's to some of the institutions that were our supporters when the Company's shares were first admitted to trading on AIM and we welcomed new investors. It is our hope that investors will be able to buy shares and sell them at a profit and it is gratifying that some large holdings in the Company have changed hands in a rising share-price environment. I am grateful to those brokerage houses that have instituted analytical coverage of our Company that has helped make all this possible.

Among our new shareholders we are particularly pleased to welcome International Finance Corporation, the private sector investment arm of the World Bank/IMF. I believe that IFC's shareholding is an endorsement of what we are trying to do and we have already noted the benefits from this in the increased enthusiasm among project finance banks to act as providers of the debt funding that we will need to bring our new projects into operation.

I remain confident that Russia is an excellent place to be a gold miner and believe that the pro-business political environment is beneficial to the Group.

Once again I look forward to another successful year in 2005 – with attributable production expected to be 271,000 ounces of gold – and am grateful to shareholders, management and staff for their continuing support.



*Mr Peter Hambro*
Chairman



Dr Pavel Maslovsky
Deputy Chairman

# DEPUTY CHAIRMAN'S STATEMENT

**A further year of consolidation for the Company. In an environment of increasing raw material prices, we have managed to maintain almost constant operating costs whilst increasing attributable production by 40%. We are making good progress toward achieving the Group's 2009 million ounces per annum production target and have also made some selected acquisitions adding to our reserve and resource inventory to continue growth beyond this.**

*Gold price and Rouble exchange rates 2003-2004*



Gold price
US$/Russian rouble
US$/oz
RuR/US c
460
440
420
400
380
360
340
320
300
3.70
3.60
3.50
3.40
3.30
3.20
3.10
3.00
2.90
2.80


Once again it gives me great pleasure to complement the information in the statement from my friend, Peter Hambro, with some details about the operational side of the Group and our hopes for the future. It is particularly pleasing to do this against a background of success within the Group. The continued flourishing operation of the resin-in-pulp plant at Pokrovskiy and, even more importantly, the 50% capacity increase that our engineers have achieved there, must surely be the highlight of the year. Further to this I am pleased to report that we have taken the first steps to increase the mill's capacity again – this time to 2.2 million tonnes of ore per year – and we expect this to be completed during the second half of 2006.

Feeding the expanded plant's and the heap-leach's demand for ore, and catching up with the stripping, has been a challenge for our miners and production geologists to which they have responded well and the only, albeit temporary, drawback has been the strain that it has put on our assay laboratory capacity. I am glad to say that we have completed construction of three new laboratories giving us one of the largest laboratory capacities in Russia and the belief that assay delays experienced by the exploration teams will be a thing of the past.

Exploration has been concentrated on the Pioneer deposit, from which we expect the first stage of our next expansion to develop. In July, based on the data we expect to receive from the Micromine planning facility, we plan to take the momentous decisions on the future development of this project. This will involve choosing the direction for the feasibility study for the treatment of five million tonnes of ore per year with an associated heap-leach operation for low grade ores. During 2004, we completed successful trial mining and bulk sampling of Pioneer ore.

The expansion plans will be made alongside planning for the second stage of development at Pokrovskiy, when we also expect to take decisions on the mining and processing of ore from the outlying flanks of that deposit.

At the same time we expect to receive upgraded geological and metallurgical data from the newly acquired deposit at Malomir, where previously completed exploration work is relatively advanced and with positive results thus ranking the project high in our strategic planning. Significant dataflow from the above projects for the time being have somewhat eclipsed work at Tokur and Voroshilovskoye but we continue to progress these projects.

In the Polar area the US$4.5 million exploration expenditure has yielded encouraging results in the YamalZoloto licence area and we are studying the complex metallurgy of the deposit comprising gold, iron and cobalt.

There is no doubt that the number of projects we have is impressive and I am delighted that Rio Tinto and Polyus, the gold arm of Norilsk Nickel, have proposed that we can act for/with them in the exploration and development of gold deposits in the Amur Region. I expect that this type of co-operating will develop further.

We are in the process of reorganising the structure of our Russian operations in a way that ownership and operations are divided to increase operational efficiency and corporate transparency. Accordingly, a new company, 'Management Company Peter Hambro Mining', has been formed in Russia to carry out operations and, where possible, ownership of the licences will be held more directly by Peter Hambro Mining plc, the London traded company.

I share Peter's optimism for the future and express my thanks to my Russian colleagues for all that has been achieved in the past 10 years.

*Dr Pavel Maslovsky*
Deputy Chairman

10 YEAR ANNIVERSARY



*Sergei Ermolenko – General Director*
Mr Ermolenko progressed from underground miner to General Manager of a gold mine in the Russian Far East over a 20 year period. He is General Manager of Pokrovskiy Rudnik and as such is responsible for the smooth running of operations in the Amur Region.



*Valery Alexeev – Chief Engineer*
Mr Alexeev is a qualified engineer and has worked in process engineering in the gold and heavy metals industry, managing design and construction of the Murantau plant in Uzbekistan and treatment plants in Russia. As Chief Engineer he brought the Pokrovskiy mine and plant into production.



*Andrei Luschei – General Director*
Mr Luschei, was appointed General Director in April 2004. He is a qualified geological engineer and lawyer. He worked at a number of geological research institutes specialising in Russian Far East and subsequently became a Vice Governor of the Amur Region before joining the Group.

# Operations Report

2004 was a highly satisfactory year for Pokrovskiy Rudnik, primarily as we saw a continued increase in production and profitability during the year. The plant saw a 50% expansion in capacity and the mining fleet expanded accordingly meeting the increased demand for ore as well as advanced stripping of over a million tonnes of waste material. The Group has a 2009 production target of one million ounces per annum in which Pokrovskiy plays a key part. We have made significant development with plans for further expansions in capacity.

# Pokrovskiy Rudnik

## Reported Operating Highlights

***Mining***

> 24% increase in total material moved and 23% of total was advanced stripping
> Expansion and diversification of mining fleet with new and larger trucks and shovels
> JORC standard reserves and resources of Pokrovskiy pit shell demonstrating reliability of Russian system of classification
> Successful Pioneer trial mining exercise

***Processing – resin in pulp plant***

> Successful completion of 50% expansion of Pokrovskiy plant capacity
> Decision to undertake a further interim expansion to increase capacity to 2.2 million tonnes a year to be commissioned in the second half of 2006 at a cost of c.US$4 million
> Successful Pioneer bulk sample processing exercise
> Operating costs per ounce kept almost constant in an environment of increasing input costs

***Processing – heap leach***

> 34% increase in recovery due to double stacking process
> Work completed on maintenance programme and construction of new pads to expand capacity to one million tonnes per annum



Total material moved (cubic m '000)
3,463
3,831
4,768
02 03 04
Ore mined (tonnes '000)
1,375
1,053
1,088
02 03 04
Ore processed (tonnes '000)
846
1,366
1,784
02 03 04
Gold production (ounces '000)
70
121
154
02 03 04

*from left to right:*
New truck fleet
Atlas CopCo rig
Electric shovel
*all at Pokrovskiy Rudnik*





*"We would like to thank all operating and development staff at Pokrovskiy Rudnik for another excellent year."*



*left:*
Open pit mining at Pokrovskiy Rudnik

*left:*
Three milling circuits at Pokrovskiy Rudnik

*Peter Hambro Mining schedule of mining operations*

| | Units | 2004 | 2003 |
|---|---|---|---|
| **Pokrovskiy Deposit** | | | |
| Total material moved | '000 m³ | **4,540** | 3,831 |
| Including advanced stripping | '000 m³ | **1,028** | – |
| Ore mined | '000 tonnes | **1,045** | 1,053 |
| Grade | g/t | **3.4** | 3.5 |
| Gold | '000 oz | **113.7** | 116.9 |
| Including rich ore | '000 tonnes | **608** | 656 |
| Grade | g/t | **4.5** | 4.5 |
| Gold | '000 oz | **88.5** | 95.4 |
| **Pioneer Deposit** | | | |
| Total material moved | '000 m³ | **228** | – |
| Ore mined | '000 m³ | **43** | – |
| Grade | g/t | **7.6** | – |
| Gold | '000 oz | **10.4** | – |
| **Total material** | | | |
| Total material moved | '000 m³ | **4,768** | 3,831 |
| Ore mined | '000 tonnes | **1,088** | 1,053 |
| Grade | g/t | **3.6** | 3.5 |
| Gold | '000 oz | **124.2** | 116.9 |

*Peter Hambro Mining schedule of processing operations*

| | Units | 2004 | 2003 |
|---|---|---|---|
| **Rip plant** | | | |
| Ore from Pokrovskiy pit | '000 tonnes | **673** | 661 |
| Grade | g/t | **4.2** | 4.4 |
| Gold | '000 oz | **90.6** | 93.1 |
| Ore from stockpiles | '000 tonnes | **454** | 202 |
| Grade | g/t | **3.1** | 3.6 |
| Gold | '000 oz | **45.5** | 23.4 |
| Pioneer (bulk sample) | '000 tonnes | **38** | – |
| Grade | g/t | **8.4** | – |
| Gold | '000 oz | **10.1** | – |
| Total milled | '000 tonnes | **1,165** | 863 |
| Grade | g/t | **3.9** | 4.2 |
| Gold | '000 oz | **146.2** | 116.6 |
| Recovery | % | **90.7** | 90.9 |
| Gold recovered | '000 oz | **132.7** | 106.0 |
| **Heap leach** | | | |
| Ore stacked | '000 tonnes | **620** | 503 |
| Grade | g/t | **1.8** | 2.1 |
| Gold | '000 oz | **35.3** | 34.1 |
| Recovery | % | **60.0** | 44.8 |
| Gold recovered | '000 oz | **21.3** | 15.3 |
| **Total** | | | |
| Total gold recovered | '000 oz | **153.9** | 121.2 |

10 YEAR ANNIVERSARY





*from left to right:*
Gold pour at Pokrovskiy Rudnik
Two new diesel shovels at Pokrovskiy Rudnik

*Gold Insitute Standard – cost per ounce*

| | 2004 | 2003 |
|---|---|---|
| Russian reported operating costs | $135.8 | $136.0 |
| **Per Gold Institute Standard for Reporting Production Costs** | | |
| Direct mining expenses | $73.0 | $80.3 |
| Third-party smelting, refining and transportation costs | $6.1 | $3.7 |
| By-product credits | ($0.2) | ($0.3) |
| Other | $28.0 | $20.8 |
| **Cash operating costs** | **$106.9** | $104.5 |
| Royalties | $22.7 | $22.1 |
| Production taxes | $5.1 | $5.0 |
| **Total cash costs** | **$134.7** | $131.6 |
| Non-cash movement in stock | $12.4 | $7.6 |
| Depreciation/Amortisation | $37.2 | $35.8 |
| **Total production costs** | **$184.3** | $175.0 |

*Pie chart breakdown of direct mining expenses (GIS) 2004*


Mining and stockpiling 48%
Processing RIP plant 45%
Processing heap leach 7%
2003 data
45%
42%
13%
Labour 20%
Raw materials 56%
Energy 24%
Labour 39%
Raw materials 27%
Energy 34%
Labour 34%
Raw materials 53%
Energy 13%

***Mining***
Mining operations expanded significantly during 2004 in order to fulfil the increasing demand for ore from the expanded Pokrovskiy mill. Such was the success of the expansion and optimisation programme that the mill feed demand was met and the fleet also undertook over one million cubic metres of advanced stripping.

As part of the expansion and optimisation programme, the Group invested in a number of additions to the mining equipment. To the transport department the additions included ten new Belaz 45 tonnes dump trucks when previously the maximum capacity trucks operated were 30 tonnes. Due to the ease of availability and cost effectiveness of electricity before 2004 the Group had only used Russian made electric shovels at Pokrovskiy. During 2004 we added two new Komatsu-Demag diesel hydraulic excavators with bucket capacities of 10 and 5.7 cubic metres respectively.

***Processing – Resin in Pulp plant***
The focus of development work was on Pokrovskiy's new milling circuit, which enlarged the throughput capacity of the plant by 50% to 1.5 million tonnes per annum at a cost of c.US$5 million. A highlight of this achievement was that whilst the construction work was carried out during the year, at no time was production affected in the other milling circuits.

As an interim step towards the delivery of the Group's 2009 target of one million ounces per annum production, the decision was made to construct a further production line at the Pokrovskiy Resin in Pulp ('RIP') plant. This construction which is expected to be commissioned in the second half of 2006 has an estimated cost of c.US$4 million and would take total Pokrovskiy milling capacity to 2.2 million tonnes per year. The Group is considering the merits of including a gravity separation circuit at the head of this production line in order that further high grade Pioneer ore can be treated effectively at Pokrovskiy.

Trial processing of Pioneer ore using the Pokrovskiy mill, was carried out successfully. The results have allowed the Group to develop the pre-feasibility study on the Pioneer deposit. The study showed there was significant content of visible, large gold particles in the ore and during processing these were found to accumulate and remain in the milling process rather than flow with the invisible particles to the leach tanks. This anomaly made the gold recovery slower than expected during the period. Accordingly the gold in the process circuit, for which the Group does not take an accounting credit, was unusually high at the year end. This gold in circuit increased gold production during the first quarter of 2005 accordingly. Developments at the Pioneer deposit are discussed in greater detail in the relevant section of Exploration and Development.

***Processing – heap leach***
The major development at the heap leach operation was the introduction of double stacking. This process simply entails stacking a proportion of ore before applying the treatment solution then stacking the heap higher and again applying the solution – the bottom layer thus receives approximately two times the leaching. Double-stacking has lifted recovery by 40% to 60% which has generated a similar increase in gold recovered from only a 23% increase in stacked ore.

Work commenced and completed during 2004 on the construction of a new heap leach pad. This pad is being used as an alternative to the existing two 6-year-old pads during the first half of 2005 whilst they are the subject of essential maintenance. Following this maintenance period the pad should increase heap leach capacity to one million tonnes per annum from August 2006.

***Operating costs***
We are proud that costs have remained relatively constant when compared to the 10% increase of input costs. This was achieved as a result of the increased production rate at the RIP plant, together with constant production support costs and mining optimisation that allowed a reduction of 10% in direct mining expenses.

Direct mining expenses for Pokrovskiy during 2004 were 30% labour, 28% energy and 42% raw materials.

***2005 and onwards***
We have a targeted increase of gold production from Pokrovskiy Rudnik of 15% to 176,800 ounces for 2005. This increase in production is expected to come about primarily from the 50% increase in throughput capacity being felt for a full year of production during the year. Due to the additional efforts required to process the coarser grade Pioneer ore it is not expected that further bulk sampling will take place during 2005 but the proposed gravity circuit in the 2005 interim expansion would make this a possibility in 2006. As mentioned above we are planning an interim capacity increase to 2.2 million tonnes per annum development on which is under way and should be finalised in the second half of 2006.



*Vladimir A. Banin*
Mr Banin was appointed General Director in November 2003. He is a qualified geological engineer and is qualified in economics and management. Mr Banin has worked in gold in the Russian North East for c.25 years and previously chaired the Geological Committee of the Vice Governor of the Magadan Region.





*from left to right:*
Mine workings at Omchak JV
New mining equipment for Omchak JV

*Omchak JV Production Report*

| | | 2004 | 2003 | 2002 |
|---|---|---|---|---|
| **Nelkobazoloto-Shkolnoye Deposit*** | | | | |
| Ore mined | tonnes '000 | **50.9** | 42.5 | 40.5 |
| Ore processed | tonnes '000 | **65.0** | 56.6 | 35.6 |
| Ounces produced | ounces '000 | **27.4** | 36.6 | 20.3 |
| **Berelekh*** | | | | |
| Waste rock stripped | $m^3$ '000 | **9,311** | 9,547 | 9,675 |
| Sands processed | $m^3$ '000 | **3,764** | 7,589 | 3,733 |
| Ounces produced | ounces '000 | **61.5** | 59.9 | 62.4 |
| **Total** | ounces '000 | **88.9** | 96.5 | 82.7 |
| **PHM attributable** | ounces '000 | **57.0** | 28.1 | n/a |

*Production figures are for 100% of each asset

# Omchak Joint Venture

***Omchak JV***
ZAO Gold Mining Company Omchak (the 'Omchak JV') had a successful year producing 88,900 ounces from its two operating assets in the Magadan region. A slight drop off in grade of ore mined at Shkolnoye was the primary cause of the 8% decrease in production although Peter Hambro Mining's attributable production increased 102% due to the effects of a full year's participation in the JV and an increase in the Group's ownership during the year to 65%. Peter Hambro Mining's participation in the Omchak JV increased from 50% to 65% in April 2004 in accordance with the terms of the original joint venture agreement.

***Nelkobazoloto***
Shkolnoye is a small underground mining operation mining high grade gold ore. The operation mined 51,000 tonnes of ore in 2004 and processed 65,000 tonnes, the difference being made up from the ore stockpile at site. ZAO Nelkobazoloto, in parallel with mining of the Shkolnoye deposit, has been carrying out preparatory development work to ensure the efficient mining of more than 110,000 ounces from levels +600 m and +750 m in 2005–2008, the gold grade in the explored resource blocks is up to 32 g/t. Switching of underground work to the lower horizon from 2005 opens up the possibility for estimation of the quality of gold resources on levels +350 m and +650 m. Preliminary geological exploration data suggests that ore bodies in the Shkolnoye deposit can be traced to depth, maintaining their orientation and continuing to be gold-bearing (gold grades vary 1–36 g/t, in the deepest hole at level 350 m reaches 543.5 g/t). Fairly conservatively, the additional potential of lower levels of the Shkolnoye deposit can be estimated as 60–70,000 ounces gold with average grade up to 16–22 g/t.

***Berelekh***
OAO Berelekh operates an alluvial mining enterprise in the Magadan region. During 2004 Berelekh installed a WA-420 loader on the open-pit development of gold-bearing placer deposits of the upper River Kolyma, making it possible to increase the throughput volume of gold-bearing sand, gold production, and consequently profitability.

About 40 shallow placers are currently being worked, many of them known since 1937–39, and still of commercial interest. The potential of developed placer regions in the Kolyma basin is far from exhausted. For example, in the placer of Maldyak stream (worked since 1937), in the 2004 season, with a single excavator, 129.2 ounces of gold to a fineness 922 was produced in one 24 hour period.

***Operating costs***
Omchak JV reported costs that on an annual basis have remained significantly constant. 2004 total cash costs of US$306.7/ounce (2003 – US$302.2/ounce) and total production costs of US$327.3/ounce (2003 – US$319.1/ounce). The Omchak JV was formed in July 2003 and as such reported profit for the period August to December 2003 – taking into account the highly profitable summer months and excluding the higher cost winter months. 2004 reports a full year of revenue and costs – the relative attributable profit line was consequently reduced.

***Business development***
Omchak JV has a forecast production of 87,800 ounces. On the basis of Peter Hambro Mining's current 65% share of the joint venture, the contribution to attributable production is 60,600 ounces. Should the joint venture assets pay dividends, the stake will return to 50% in exchange for a significant increase in cash of c.US$3.6 million, yielding a lower attributable production of 47,400 ounces.

The potential of other deposits in the east of Russia were analysed during the year. Omchak JV acquired 100% of OOO 'Noviye Tekhnologii' in the first quarter of 2005. Noviye Tekhnologii owns five licences for development of placer gold in the Amur region. Evaluated gold resources and reserves is c.100,000 ounces. Development and analysis work suggests that this will increase significantly over the next two years. The depth of the gold-bearing layer is 2–4 m, average gold grade is 0.5–1.2 g/$m^3$. Forecast gold production in 2005 is c.6,300 ounces and it is believed that from 2007, production will be not less than 10,000 ounces/year. Total expenditure on acquisitions and subsequent development is US$1.5 million.

Noviye Tekhnologii's deposits are near to Pokrovskiy and are thus easily accessible with developed infrastructure with proximity to a supply of earth-moving, processing equipment and experienced labour. The development of these projects should benefit both Peter Hambro Mining and the Omchak JV with a pooling of resources – the original intention of the joint venture from the outset.



*Nicolai Vlasov– Group Chief Geologist*

Mr Vlasov was in charge of the State Mission that evaluated gold resources in the Russian Far East. He is Group Chief Geologist and is responsible for exploration and grade control at Pokrovskiy Rudnik operations and general development exploration.

*right:*
PHM exploration geologist



# EXPLORATION AND DEVELOPMENT REPORT

Attention focused on developing the Pokrovskiy flanks, Pioneer deposit and consolidating the Group's increasing asset portfolio.

*Summary table of Peter Hambro Mining's reserves and resources*

| Area | Ore ('000 t) | Gold content as at 1.1.05 (kg) | Gold content as at 1.1.05 ('000 oz) | Gold content as at 1.1.04 ('000 oz) |
|---|---|---|---|---|
| **Group summary** | | | | |
| C1 | 28,875 | 65,259 | 2,098 | 2,233 |
| C2 | 77,531 | 167,263 | 5,378 | 3,056 |
| P1 | 113,168 | 262,588 | 8,442 | 4,417 |
| P2 | 386,112 | 858,978 | 27,617 | 21,233 |
| P3 | 395,255 | 1,072,815 | 34,492 | 24,726 |
| **Total** | **1,000,941** | **2,426,903** | **78,027** | **55,665** |

* Where data is aggregated as 2 classifications (e.g. C1 & C2), for this summary we have reported the total as the lower of the two (i.e. C2).
* This Group total does not include Reserves and Resources from the Omchak joint venture

2004 SAW CONSIDERABLE FURTHER EXPANSION OF THE GROUP'S EXPLORATION PROGRAMME, WITH PARTICULAR ACHIEVEMENTS INCLUDING:

> Completion of the Pokrovskiy MicroMine model with generation of JORC reserves (as shown below)

> Successful trial mining and bulk sample processing of Pioneer ore

> Construction of three new exploration laboratories for the Group

> Redefining the Group's exploration and development portfolio into four key areas to focus development and create operating synergies

> Exploration collaboration work with Rio Tinto and Norilsk

*New MicroMine block model of the Pokrovskiy Pitshell*


North
8000
8200
8400

*right:*
Exploration camp for
Amur NE Belt



*from left to right:*
Ore samples for Pioneer
Sign on highway to Pioneer




ПИОНЕР 12

*Simplified map showing gold and geology of Amur Region*


Known gold mineralisation
Neogene - Quaternary
Cretaceous
Jurassic
Triassic
Permian
Carboniferous
Palaeozoic (undifferentiated)
Archaean

## Graphic representation of the Group's plan for 2005 – showing projects, budgets and reserves and resources


STRATEGIC RANKING OF PROJECTS
Pokrovskiy, Omchak JV
Pioneer, Malomir and Pokrovskiy flanks
Tokur, YamalZoloto, Rudnoye JV and Voroshilovskoye
Chagoyansk, Amur Development and Omchak Development Projects
BREAKDOWN OF EXPLORATION AND DEVELOPMENT BUDGET
TOTAL US$34 MILLION
US$16.3 million
US$13.3 million
US$4.4 millon
APPROX. BREAKDOWN OF THE GROUP'S RESERVES AND RESOURCES
B+C1
C2
P1
P2
P3
Reserves
Resources

For detailed breakdown of reserves and resources, please see individual project descriptions
This diagram is not to scale

# Pokrovskiy and Pioneer Areas



*left:*
Exploration on the Pokrovskiy Flanks

*bottom left to right:*
High Grade Ore from the Pioneer Pit
Mining of the trial open pit at Pioneer
New Laboratory at Pokrovskiy







*Pioneer mining development layout map for the Apophysis 1 and Promezhutochnaya ore shoots*


1km
Temporary waste dump
Low-grade ore stockpile
Waste dump
Pit 1 (Apophysis 1)
Pit 2 (Promezhutochnaya)
Planned miners' camp
River Ulunga
Road to the Zeya-Tigda highway
Power lines
Boundary of infrastructure work
Open pit mine
Central overlay area

The Group has two principal properties in this south-central part of the Amur region: Pokrovskiy Rudnik (including the exploration areas on its flanks) and Pioneer. Exploration and development has been hampered by a backlog of assay results due to a lack of laboratory capacity – the Group's three new laboratories are now operational and a new reserve and resource report is due to be published in July 2005. The incoming data to date from the programme is highly promising, particularly with regard to Pioneer.

***Geological setting***
Gold mineralisation here is associated with volcanic and intrusive rocks within a Jurassic-Cretaceous sedimentary sequence cut by extensive block faulting.

***Pokrovskiy Rudnik***
*2004 work*
In areas close to the operating open pit, drilling campaigns were conducted in 2004 in order to trace extensions to known ore bodies.

A close-spaced drilling programme succeeded in locating a low-grade south-eastward extension to the Molodezhnoye ore body. Further drilling has also been carried out around the Glavnoye ore body and has identified additional low-grade mineralisation.

In 2004, a geochemical modelling exercise by Vladivostok consultancy firm Ecotcentre, based on the large volume of available geochemical data, indicated a number of significant anomalies within the Pokrovskiy flanks exploration areas. A systematic exploration programme to investigate these targets was started. At the same time the opportunity was taken to drill some of the virgin territory beneath boggy areas of the river.

Trenching has identified material at 3–4 g/t in an 80–100 m extension of the Zeiskoye ore body immediately to the west of the Pokrovskiy open pit, allowing some upgrading of gold resources from P2 to P1.

Currently, on the Pokrovskiy flanks a 500,000 ounces C1+C2 reserve has been established. Together with the geochemical modelling plus confirmatory shallow drilling – and the proximity of the Pokrovskiy mining operation itself – there is now a high level of confidence in the gold-producing potential being established in the Pokrovskiy flanks.

*Future work (2005)*
At the Glavnoye ore body, drilling is continuing to establish the extent and quality of the additional mineralisation discovered in 2004. Geological interpretation suggests that in the northern flanks (the Verkhne-Sergeevsky area), there may well be steeply dipping ore bodies rather than the flat-lying deposits of the Pokrovskiy Rudnik mine area, and if so this would require a different approach: inclined drillholes. Previous work had identified gold grades up to 11 g/t in this area: exploration drilling on the Pokrovskiy flanks is intended to re-start September-October 2005.

In the Nadvigovy area, the zone of intense alteration will be explored through a series of shallow holes, and shallow drilling will also be used to investigate anomaly no.1 near the far northern limits of the licence area.

***Pioneer***
*2004 work*
Main efforts were concentrated on delineation of the major Apophysis 1 and associated ore bodies. A test pit was opened on the Apophysis 1 junction with the Bakhmut zone in order to continue the evaluation of the major ore shoot discovered here. The Apophysis 1 ore shoot has now been delineated at surface in the test pit, and has been proved by drilling, to a depth of 240 m from surface; it is steeply dipping to the north-west. It contains oxidised ore to a depth of around 60 m, and primary ore below. The oxide ore is categorised as a C2 reserve. The primary ore beneath is classified as P1 resource, only because metallurgical test work has not yet been completed on the primary ore.

Within the test pit, two additional apophyses have also been identified (nos. 8 and 9), which for mining purposes will be considered together with the main Bakhmut zone. It is likely that this would be mined as a shallow open-pit operation, to a depth of perhaps 70 m, while Apophysis 1 would be suitable for much deeper exploitation including perhaps an underground mine.

*Pokrovskiy and Pioneer Area – reserves and resources*

| Area | Category (B, C or P) | Ore ('000t) | Gold content (kg) | ('000oz) |
|---|---|---|---|---|
| **Pokrovskiy deposit** | | | | |
| Conditioned ore reserves | C1 | 18,382 | 43,129 | 1,387 |
| Low grade reserves | C2 | 542 | 1,690 | 54 |
| Stockpiles | C1 | 5,082 | 8,346 | 268 |
| Subtotal for Pokrovskiy deposit | | 24,006 | 53,165 | 1,709 |
| **Flanks of Pokrovskiy deposit** | | | | |
| Reserves in flanks | C1 | 1,563 | 1,197 | 38 |
| | C2 | 13,624 | 15,956 | 513 |
| Exploration areas | P1+P2 | 92,922 | 217,368 | 6,989 |
| Subtotal for flanks of Pokrovskiy | | 108,109 | 234,521 | 7,540 |
| **Total for Pokrovskiy area** | | **132,115** | **287,686** | **9,249** |
| **Pioneer deposit** | | | | |
| Bakhmut, Promezhutochnaya, | C2 | 30,367 | 65,566 | 2,108 |
| Yuzhnaya and Apophysis 1 (cont.) | P1+P2 | 50,549 | 65,016 | 2,090 |
| Other exploration areas | C2 | 614 | 3,922 | 126 |
| | P1+P2 | 131,991 | 185,094 | 5,951 |
| **Total for Pioneer area** | | **213,521** | **319,598** | **10,275** |
| **Total for Pokrovskiy and Pioneer area** | | | | |
| **C – Russian reserves** | | **70,174** | **139,806** | **4,495** |
| **P – Russian resources** | | **275,462** | **467,478** | **15,030** |

*Pokrovskiy Pitshell*
*Russo-JORC Correlation*



5,756
12,999
768
1,029
Russian Standards
JORC
Russian Standards
JORC
Ore ('000 t)
Gold ('000 oz)


*Surface geology map for the Apophysis 1 and Promezhutochnaya ore shoots*



Drill holes
Trenches
Cretaceous granodiorite
Jurassic sediments
Breccia and stockwork
Cretaceous quartz-porphyry dykes
Outline of open pit
Mineralised zone


Bulk sampling from the Apophysis 1 ore shoot has shown that gold grades at Pioneer may well have been systematically underestimated because of under-reporting of the coarse fraction. Studies have shown that the minimum representative sample size at Pioneer is 50 kg. At the eastern end of the Promezhutochnaya zone, assays received so far from holes already drilled indicate grades up to 45 g/t and a probable ore shoot analogous to Apophysis 1. At the same time, sampling of a large test pit on the Yuzhnaya zone has indicated continuity of mineralisation at a low grade, but suggested the probability of significant previously unidentified ore shoots. Although quartz veining within the mapped mineralised zones is continuous, it appears that gold is concentrated in ore shoots at bends in the zones and at intersections with other structures. Results from Apophysis 1 confirm this model, with the main Bakhmut ore zone carrying relatively low grade mineralisation.

*Future work (2005)*
In 2005, evaluation of Apophysis 1 is planned to continue, with further development of the test pit, a bulk-sampling programme, and pilot-scale processing.

Additional ore shoots to be examined in detail include the eastern end of the Promezhutochnaya zone, where there is an ore shoot similar to Apophysis 1. This will be explored through drilling and a test pit. Assays received so far indicate a strong continuation of high grade ore to depth within this ore shoot.

The new geological interpretation leads to identification of potential new exploration targets: the spacing between ore shoots appears to follow a regular pattern – but with a number of 'missing' elements, such as in an apparent mineralisation gap between the Promezhutochnaya and Yuzhnaya zones. These areas will be systematically explored to attempt to locate additional ore shoots.

The reserve and resource data table shown is predominately the same as for 2003. Data for 2004 has confirmed these numbers to be correct and the table will be materially updated in July 2005.

10 YEAR ANNIVERSARY





*left:*
Tokur Mill buildings

*right:*
Gold recovered from the old Tokur Mill

*Malomir: Diagonalnaya ore zone geology in section and plan*



86.0
85.8
85.6
85.4
85.2
NW
SE
600
500
400
Quaternary sediments
Carboniferous slates above thrust zone
Carboniferous slates below thrust zone
Cretaceous andesitic and grandodiorite porphyries
Late Palaeozoic: blastomylonitized plagiogranitic and granodioritic porphyries
Marble
Crush zone and melange
Breccia
Cataclasite
Quartz veins
Diagonalny Thrust
Ore zone at 1g/t cutoff grade
Ore intervals in drill holes and tenches >1g/t
Ore intervals in drill holes and tenches >3g/t
Trenches
Drill holes


# Amur North-East

The three principal assets in this part of the Amur region are: Tokur, Voroshilovskoye and Malomir. Active exploration is in progress on all three, and the Group has commissioned a laboratory at Tokur in order to assay samples from these and other Group exploration programmes. Further work is ongoing to develop a regional test plant for gravitational, flotation and cyanidisation metallurgical work for the Group's three assets in the region.

### *Geological setting*

The three assets are hosted by the Palaeozoic sedimentary rocks of the Mongolo-Okhotsk mobile belt, one of the world's major gold-producing regions. This is a belt of deformation resulting from collision of the Eurasian and Amur plates.

### *Malomir*

The acquisition of the Malomir deposit has been part of a long-term development strategy of the Group. An exploration licence for the Malomir surround was obtained in 2003 at which time some exploration on this area began. The tender for the actual deposit was held in February 2005.

*2004 work*

Work concentrated on geochemical and geophysical exploration in the flanks of the known deposit, largely to gain an understanding of the geology of this area but, since the acquisition of the mining licence for the central Diagonal zone, is now commencing a major and intensive exploration programme, to confirm and extend the already evaluated 1.4 million ounce C2 reserve and 4 million ounce P1 resource.

The Malomir deposit was originally discovered during an exploration programme in 1966–70. It occurs within a meta-sedimentary sequence including black shales, and there are indications of localised enrichment in platinum-group metals. The principal mineralisation of the main Diagonal zone occurs in an imbricate zone (a set of sub-parallel fracture belts) above the main Malomir thrust fault, which dips gently to the north-west. Mineralisation within these fracture belts is continuous, though there are alternating high-grade and low-grade areas. There are basic to acid igneous dikes which appear to act as controls on the mineralisation.

Reported gold grades within lenticular mineralised sheets in the Diagonalnaya zone are typically between 1 and 5 g/t over thickness of up to 17 m: however, in view of the continuity of mineralisation, at a cutoff grade of 0.5–0.7 g/t there is a single (up to 150 m) ore body – a marginally lower cut off grade increases reserves dramatically. Gold is mainly fine-grained, occurring as free gold with quartz, and minor sulphides. Metallurgical studies carried out so far on the oxide ore suggest that a gravitational/flotation separation method will yield good recoveries.

Geological considerations suggest also that there is a likelihood of mineralisation along bounding steep faults that cut the deposit on its northern and western sides, provisionally named the Malomirskaya zone and the Stoybinskaya zone respectively. Inclined holes will be drilled in order to intersect these faults which lie beneath river valleys and were hitherto considered merely as boundaries to the deposit. Beyond these faults, exploration of further targets will be continued with a trenching programme in 2005.

*Planned work (2005)*

In view of the extensive mineralisation at shallow levels, it is most likely that exploitation would take the form of a single large open pit. To this end, exploration in 2005 will include a major campaign of drilling, with four to five rigs on site to achieve a planned 20,000 m of drilling. All samples will be assayed for PGMs in addition to gold. Prior to the acquisition by the Group, there had been extensive geophysical and geochemical exploration on the Diagonalnaya zone – what is required now is detailed and systematic exploration work combined with metallurgical test work in order to develop a mine plan.

### *Tokur*

The Company acquired the Tokur deposit in June 2003. Tokur has been mined at different times during the last 60 years, is well served by local infrastructure and is located in an area of intensive historic placer mining.

The exploration and mining licence covers the area surrounding the old Tokur mine and the



top:
Adit entrances at Tokur

right to left:
Malomir Valley





*Amur North East Area – reserves and resources*

| Area | Category (B, C or P) | Ore ('000t) | (kg) | Gold content ('000oz) |
|---|---|---|---|---|
| **Malomir deposit** | | | | |
| Deposit | C2 | 23,550 | 47,500 | 1,527 |
| | P1 | 60,364 | 132,800 | 4,270 |
| Exploration areas | P3 | 50,000 | 100,000 | 3,215 |
| **Total for Malomir area** | | 133,914 | 280,300 | 9,012 |
| **Tokur deposit** | | | | |
| Quartz vein mineralisation | B | 63 | 636 | 20 |
| | C1 | 351 | 4,262 | 137 |
| | C2 | 414 | 4,898 | 157 |
| Old workings and stockpiles | C2 | 737 | 1,252 | 40 |
| Glavnoye fault | C1 | 3,434 | 7,689 | 247 |
| | C2 | 6,442 | 12,127 | 390 |
| | P1 | 13,840 | 41,038 | 1,319 |
| | P2+P3 | 67,727 | 199,546 | 6,416 |
| Flanks | P1 | 14,664 | 46,550 | 1,497 |
| | P2+P3 | 190,445 | 553,050 | 17,781 |
| **Total for Tokur area** | | 298,117 | 871,048 | 28,005 |
| **Voroshilovskoye deposit** | | | | |
| Voroshilovskoye and Verkhneminskoye | C1+C2 | 34 | 832 | 27 |
| | P2 | 7,650 | 76,500 | 2,460 |
| | P3 | 3,750 | 37,500 | 1,206 |
| **Total for Voroshilovskoye area** | | 11,434 | 114,832 | 3,692 |
| **Total for Amur North-East belt** | | | | |
| **C – Russian reserves** | | 35,025 | 79,196 | 2,546 |
| **P – Russian resources** | | 408,440 | 1,186,984 | 38,162 |

Innokenetvskoye and Tarnakh deposits, which are associated with the Glavniy fault, one of a number of parallel low-angle thrust faults which appear to control the gold mineralisation.

*2004 work*
Main emphasis in 2004 was placed on exploring the Glavniy fault to the east and west of the old Tokur mine. It was established that mineralisation continued along the line of this thrust fault. Exploration was principally by means of trenches and relatively shallow drill holes – to a maximum depth of just 120–130 m – as it is expected that the deposit would be worked as one or more open-pit mines. So far, new trenches and drillholes in the eastern part of the Tokur mine confirm old data, and similarly, assays of trench samples from around the Innokentevsky depsoit confirm the old data with typical grades of 2–7 g/t. New data allowed the re-classification of some of the old P1 resources to C1 reserves.

At the request of the Board of the Company, an independent resource estimation report was undertaken on the Tokur deposit. This report, a summary of which is available for download on the Company's website, supports the previous resource estimation undertaken by the Group's Chief Geologist.

*Future work*
The exploration programme following and along the Glavniy fault is planned to be continued in 2005, with the intention of completing the trenching programme to the east of the River Maliy Karaurakh. Where trenching establishes the likelihood of an open-pit mining resources, it is intended that it will be followed with shallow drilling.

The laboratory that has already been established to assay exploration samples from the various projects in the north-east Amur region will benefit from the reconstruction of the Tokur plant that will allow for metallurgical testing and pilot-scale processing of ore from Tokur, Malomir, and Voroshilovskoye.

***Voroshilovskoye***
The Voroshilovskoye Deposit was exploited by prospectors from 1928 through to 1949. Primary operations were centred on the oxide ore at a depth of 10–40 m. Historical data shows the mine produced 2.6 tonnes of gold at an average grade of 14 g/t. The Group obtained the licence for the

*Relief map Amur North-East belt*


1 Malomir
2 Voroshilovskoye
3 Tokur
Selemdzhinskiy Range
Mariinsk
Lukachek
Ekimchan
Koboldo
Stoiba
Selemdzhinsk
Fevralsk
722

deposit in 2003 and has been developing a comprehensive exploration programme to establish the parameters of the deposit.

*2004 work*
A small (c.25,000 ounces) but high-grade (20 g/t) C1+C2 reserve has been established in the gold-bearing quartz veins and there are indications that continuing exploration could well increase this by a factor of five.

The major interest at Voroshilovskoye – as at Tokur and Malomir – is the gold potential associated with low-angle thrust faults. A dense geochemical exploration grid on the western part (16 km² or 40%) of the licence area has been completed, but laboratory results are awaited before further work can be scheduled. Geophysical surveys suggest significant sulphide anomalies along the thrust to the east and west of the old Voroshilovskoye mine though oddly not in the area of the mine itself.

*Future work*
Detailed exploration continues in these areas (with up to 200,000 m³ of trenching planned for 2005), and should accelerate with completion of the geochemical survey analyses which will include the eastern part of the licence area. The result will be delineation of further targets for drilling.

# YamalZoloto

### *Geological setting*

This area lies at the northern end of the Urals, on the Yamal peninsula adjacent to the estuary of the River Ob. On acquisition the licence area covered 11 anomalies, one of which, Novogodnee Monto, had significant data. Work to date suggests that Novogodnee Monto may be reclassified as an open pit minable deposit and that the other anomalies represent very similar style and quality assets. The licence area is well serviced with infrastructure due to its location in the primary oil and gas region of Russia.

Mineralisation in the Novogodnee Monto deposit and surrounding areas occurs principally in skarns (metasomatically altered rocks) associated with igneous intrusions of Devonian-Carboniferous age within a Silurian-Devonian volcanic and sedimentary sequence. There are two main types of mineralisation: massive magnetite-bearing ore bodies, and quartz/carbonate/sulphide stockworks.

### *YamalZoloto*

In April 2004 the Group acquired 90% of the share capital of OJSC YamalZoloto for a total consideration of US$10.4 million. As part of the total consideration the Group paid US$5.1 million finder's fee to Tekhqranstroy, a Russian registered company.

### *2004 work*

*Novogodnee Monto*

Intensive exploration was carried out in 2004 to establish official reserve estimates. High grade gold mineralisation (10–17 g/t) was identified within quartz-sulphide ore zones from surface to 300 m depth, with a total C1+C2 reserve of 400,000 ounces, and there are indications of deeper south-westward extension of the ore body. PGMs have been found, mostly at grades of less than 0.1 g/t, but in two samples at up to 1.8 g/t (of which 90% is platinum). The ore body is emplaced within a magnetite skarn, which is a high grade iron resource. Preliminary metallurgical testing has been carried out, showing that three concentrates can be recovered: a high-grade magnetite concentrate, a cobalt-bearing pyritic concentrate, and a gold concentrate with recovery of 91.4% of the gold.

*Petropavlovskoye deposit*

This ore deposit lies 600 m west of the Novogodnee Monto deposit. This is a quartz-carbonate-mica-sulphide stockwork and contains gold with subsidiary silver. Metallurgical studies are being undertaken on these ores, similar to those carried out on the Novogodnee Monto material.

*Other areas*

Geophysical exploration of the licence area identified a number of other anomalies, and these have been investigated, by geochemistry, geological mapping, and drilling.

### *Future work*

*Novogodnee Monto*

Detailed exploration and metallurgical testing are continuing, and during 2005 a full TEO (pre-feasibility study) is to be prepared, with plans to develop an open pit mine. Since open-pit mining can operate with a lower cutoff grade than the underground operation envisaged by previous owners, it should be possible to increase the total mining reserves accordingly. As soon as possible after completion of the TEO, preparation for plant construction is planned to begin, in order to minimise the time to mine operation. Likely locations for the mill will be close to the railway line which crosses the south-western corner of the licence area.

*Petropavlovskoye deposit*

Once detailed exploration and metallurgical studies are completed, and a mining reserve estimate has been approved (with preparation of a second TEO), application will be made for extension of the Novogodnee Monto mining licence to include this area also.

*Other areas*

Exploration is scheduled to continue on the various targets, with emphasis on those which can potentially be added at an early stage to the Novogodnee Monto mining licence.



*left:* YamalZoloto core sample in snow covered tray

*Geological map of YamalZoloto licence area showing principal exploration zones*



Novogodnee Monto mining licence area
Karstic zone
Metasomatism
Exploration areas
Quaternary sediments
Carboniferous dolerite dykes
Carboniferous gabbros etc
Devonian diorites etc
Silurian-Devonian volcanogenic sediments
Limestone/marble
Faults
Licence area boundary
Gold-sulphide-magnetite
Gold-sulphide-quartz
Gold-bearing weathered zone
Railway
0 km
2 Anomalnaya 3 Unnamed 5 Zapadnaya/Petropavlovskoye deposit 7 Toupugol-Hanmeishorskaya 8 Kariernaya 9 Pridorozhnaya


*YamalZoloto Area – reserves and resources*

| Area | Category (B, C or P) | Ore ('000 t) | Gold content (kg) | Gold content ('000 oz) |
|---|---|---|---|---|
| **YamalZoloto area** | | | | |
| Novogodnee Monto | C1+C2 | 1,000 | 13,000 | 418 |
| | P1 | 450 | 4,500 | 145 |
| Petropavloskoye | P1+C2 | 23,300 | 35,000 | 1,125 |
| Toupul-Hammeyshorskaya area | P2+P3 | 78,000 | 156,000 | 5,016 |
| **Total for YamalZoloto area** | | **102,750** | **208,500** | **6,703** |
| | | | | |
| **Total for YamalZoloto area** | | | | |
| **C – Russian reserves** | | **1,000** | **13,000** | **418** |
| **P – Russian resources** | | **101,750** | **195,500** | **6,285** |



left:
Exploration trays and mobile exploration camp
right:
Assay oven at new exploration laboratory



# Portfolio Assets

*Portfolio Assets – reserves and resources*

| Area | Category (B, C or P) | Ore ('000 t) | (kg) | Gold content ('000 oz) |
|---|---|---|---|---|
| **Chagoyansk** | | | | |
| Chagoyansk | P2 | 100,000 | 300,000 | 9,645 |
| **Odolgo** | | | | |
| Deposit | C2 | 207 | 520 | 17 |
| | P1 | 550 | 2,700 | 87 |
| Exploration areas | P2+P3 | 2,333 | 11,719 | 377 |
| **Bryantinskaya** | | | | |
| Solechnoye ore occurences | P2 | 3,000 | 15,000 | 482 |
| Exploration areas | P3 | 3,000 | 15,000 | 482 |
| **Total for portfolio assets** | | 109,090 | 344,939 | 11,090 |
| **Total for Portfolio assets** | | | | |
| **C – Russian reserves** | | 207 | 520 | 17 |
| **P – Russian resources** | | 108,883 | 344,419 | 11,073 |

***Chagoyansk***
The Chagoyan area lies to the east of the Zeya river in southern central Amur region, about half-way between Pokrovskiy Rudnik and the region's capital Blagoveschensk. Geologically it includes Palaeozoic limestones, sandstones, and interbedded black shales.

In 2004, the Group announced it had signed a letter of understanding with Rio Tinto regarding a joint venture agreement in respect of the Chagoyansk deposit. Following this, the exploration teams of Rio Tinto and the Group has been reviewing the available data and have agreed a development plan which is now being executed.

***2004 Work***
After preparatory work, exploration started with a multi-spectral aero-geophysical survey of the entire licence area. Many of the geophysical anomalies detected coincide with existing known areas of mineralisation and with primary lead aureoles. Targets which have been identified as of particular interest are Strelka, Dzhurkan, the Chagoyansk polymetallic deposit, and an area of black shales to the south-east of the Chagoyansk deposit.

During the winter, a road across the frozen river Zeya allowed heavy equipment to be moved into the exploration area. Trenching has now started on the Strelka deposit, where gold was discovered in previous manual trenches.

From interpretation of initial exploration work and existing data, a P2 category inferred resource of nine million ounces contained gold has been proposed.

***Future work***
If gold is discovered in the bed-rock, then detailed trenching will be carried out (provision is made for 100,000 $m^3$ trenching in 2005), and initially 10 holes will be drilled within the target areas. It is expected that exploration work in 2005 will establish further reserves and resources.

If the results of the above are positive, then in 2006 it is planned that detailed surface geophysical surveys will be carried out, together with exploration by additional drill holes and trenches.

***Regis exploration company***
Due to the scale of the exploration work undertaken by the Group, Peter Hambro Mining acquired a majority stake in the regional exploration company NPFG Regis in 2004. Regis has subsequently undertaken exploration at a number of the Group's deposits and has entered in some contracting work for third parties.

Regis has a good reputation in the Russian Far East and a geological team of more than 30 geologists. It owns and leases a fleet of drilling rigs, power units and transport and earth moving vehicles.

***Rudnoye Joint Venture***
During 2003, the Group entered in to the Rudnoye Joint Venture with the second largest gold producer in the Amur Region. Odolgo, the joint venture's primary asset, has seen previous trenching (14,700 $m^3$) and drilling (1,167 m) proving the ore bodies. Detailed exploration in 2004 to establish mining reserves included trenching at 15–45 m intervals, plus drilling. Much of the gold is coarse grained (up to 305 mm), but mineralisation is irregular so the two main ore zones (steeply dipping, 2–4 m thick) can be delineated only by sampling. Because of the coarseness of the gold and its irregular distribution, the next step will be bulk sampling.

***Other assets***
The Group holds a number of other exploration and development assets within the exploration and development portfolio. It is planned that discussion of work undertaken and results for these assets will appear on the Peter Hambro Mining website as and when material results are generated.

10 YEAR ANNIVERSARY

# ENVIRONMENTAL AND SOCIAL POLICY REPORT

Protecting the environment and communities in which the Group operates continues to be of paramount importance. In this respect the Group aims to meet both the Russian Government and World Bank Group Standards. The International Finance Corporation is an investor in the Company and has made this decision following an environmental, safety and social due diligence of the Group's operations. This reflects the high standards of the Group's policy on environmental and social management and is just reward for maintaining these for the past 10 years alongside the commercial needs of the Group.





*left:*
Sunset at the Pokrovskiy Tailings Dam

*Environmental and social performance indicators*

| | |
|---|---|
| **A. Environmental indicators** | |
| Air monitoring | ✓ |
| Water monitoring | ✓ |
| Tailings management | ✓ |
| Reclamation (waste rock mined and storage for reclamation) | ✓ |
| Waste management | ✓ |
| Occupational health and safety | ✓ |
| **B. Social indicators** | |
| Workforce analysis | |
| Employees | 1,677 people |
| % from two localities to mine | 44% |
| Job creation | |
| New jobs created in 2004 | 467 people |
| % Specialists | 26% |
| % Female | 15% |
| Policy of employing from local workforce where possible | ✓ |
| Education programmes | |
| Numbers receiving external education training | 54 people |
| % on graduate and technical degrees | 31% |
| % on postal education programmes | 69% |
| Special efforts made to recruit and train local workers? | ✓ |
| Healthcare | |
| Approximate ratio of on-site employees to medical staff | 111.8 |
| Annual health screening provided | ✓ |
| Funding provided for employee trips to health resorts | 46 |
| Funding provided for employee children trips to health resorts | 55 |
| Worker accommodation | |
| Construction of new worker camp | 90 beds |
| Construction of new specialist/technician camp | 16 flats |
| Engagement with community | |
| Consultation with local community | ✓ |
| Provision of funds to local community | ✓ |
| Provision of funds to local charities | ✓ |
| **C. Economic indicators** | |
| Total taxes paid during 2004 (US$'000) | 11,006 |
| Taxes paid direct to National Government (US$'000) | 2,682 |
| Taxes paid direct to Regional Government (US$'000) | 6,928 |
| Taxes paid direct to Local Government (US$'000) | 1,396 |

***World Bank Group Standards***
The Company was very pleased to announce the International Finance Corporation ('IFC') investment in Peter Hambro Mining. As reported in the Company's previous annual reports, the Group has always maintained a policy of trying to achieve World Bank standards of environmental and social compliance. The IFC investment followed completion of detailed due diligence including a full environmental and social audit of the Group's operations. It is highly regarded that the Group has managed to satisfy best practice requirements in this area, alongside maintaining the corporate responsibility to deliver profit.

***Health and safety***
The belief of the Board is that the Group's labour force is the most important asset of the Group. Their continued health, safety and professional development is therefore of critical significance to the future of the Group and as such is aided and monitored on a regular basis. To reinforce this policy health and safety at Pokrovskiy is supervised directly by the Chief Engineer through the Industrial and Labour Safety department. Regular presentations on occupational safety rules and education/certification of staff are held at the Pokrovskiy fully equipped education centre.

***Environment***
The Environmental Protection Department within the Group is a structural unit of the Production & Technology Department. This department operates in strict compliance with Russian law and international best practice. The Group develops its deposits using technical methods and processes in accordance with the standards approved in the Russian Federation and those that are internationally recognised. All mining operations are conducted in accordance with annual plans which are approved by the State. Atmospheric emissions from the Group's operations have not exceeded permitted limits. Special pollutant minimising equipment is used to prevent an adverse impact on the atmosphere.

***Monitoring***
One of the most important parts of the Group's environmental policy is a comprehensive daily mining-environmental monitoring system. This system mitigates negative environmental impacts, protects subsurface and water resources and provides for occupational safety of the workers. To facilitate this Pokrovskiy has its own laboratory where environmental tests are carried out in accordance with environmental monitoring regulations.

The monitoring team's report for 2004 shows: there was no cyanide pollution of the surface or ground waters recorded; the general chemical composition of surface and ground waters did not change as a result of technogenic impacts of the minefield development; concentrations of the standard chemical compounds did not exceed norms; there was no adverse impact on the state of flora and fauna within the area of the Group's operations.

***Social responsibilities***
The Group has a total workforce of approximately 1,700. The Group abides by the Russian legal requirements on working time, occupational safety, salaries as well as social guarantees. In addition, Group personnel may be entitled to other benefits, including pensions and medical care. The site camp at Pokrovskiy includes eight houses for personnel, canteen, bath and laundry centre, boiler house and a number of other buildings. Typically employees work and are based in the camp on the basis of '15 days on, 15 days off' and work 12 hour shifts, which include a 1 hour meal break and 4 further short breaks. Employee rooms are equipped with TV sets and employees have access to a library, lounges and excellent sports facilities. The Pokrovskiy medical centre has high quality facilities and qualified staff. There is an ambulance on site and the centre can benefit from the services of the local hospital on a contractual basis. Annual health screening, including x-ray lung screening is provided for all employees by the Group. The Group plans to enlarge the medical centre and to include dentistry services at site during 2005 and 2006.

***Returning value to the local community***
Another area of great importance for the Group is a successful interaction with the local community. The Group contributes to the local community primarily by employing the local work force – Pokrovskiy Mine has approximately 430 workers from the Zeya District and approximately 300 workers from the Magdagachi District – the two nearest districts to the mining operations.

Education and charity are two areas on which the Group focuses funding and effort. The Group provides support to the school in Tygda (settlement c.14 km from Pokrovskiy), constructed by Peter Hambro Mining in 2003, as well as helping with supplies for the local kindergarten. In 2004, the Group established a number of youth scholarships for locals who are interested in higher education opportunities. Regional social issues such as supporting children and educational organisations, hospitals, local authorities, sporting organisations and security institutions are the focus of the Group's charitable contributions.

THE WORLD BANK

# Board of Directors





**1 Sir Rudolph Agnew**
*Non-Executive Director*

Sir Rudolph was Group Chief Executive and Chairman of Consolidated Gold Fields, the second largest gold producer in the western world in the 1980s. He has been also a director of Anglo American, Gold Fields of South Africa and Newmont Mining.

**2 Peter Hill-Wood**
*Non-Executive Director*

Mr Hill-Wood is Chairman of Arsenal Football Club and an advisor to Top Technology Ventures Ltd. He was formerly vice-Chairman of Hambros Bank and Chairman of its Investment Division.

**3 Jay Hambro**
*Business Development Director*

Mr Hambro trained in resource finance at NM Rothschild & Sons, based in both London and the US and moved to the investment banking division of HSBC as a Manager of Metals & Mining corporate finance, before joining the Group full time in early 2002.

**4 Dr Pavel Maslovsky**
*Deputy Chairman*

Dr Maslovsky, formerly professor of plasticity at the Moscow Aircraft Technology Institute, transferred in 1991 to the business world and became Chairman of Pokrovskiy Rudnik in 1994.

**5 Peter Hambro**
*Executive Chairman*

Mr Hambro was a banker and then Deputy Managing Director of Mocatta and Goldsmid, responsible for worldwide marketing of its precious metal dealing, banking and derivative services. In 1990 he founded Peter Hambro PLC as a mining finance house in London.

**6 Philip Leatham**
*Finance Director and Company Secretary*

Mr Leatham was previously a Chartered Accountant with Spicer and Pegler. He set up his own general accountancy practice in 1985 specialising in small businesses.

**7 Alexei Maslovsky**
*Executive Director and Treasurer*

Mr Maslovsky holds a Bachelor of Arts Degree in Economics from the University of Minnesota and is a Certified Retail Gemologist and Diamond Grader. Alexei subsequently worked for Worldco Financial Services in New York.

**8 Andrey Maruta**
*Deputy Finance Director*

Mr Maruta is a qualified Chartered Certified Accountant. He started his career in Moore Stephens the audit firm, where he qualified as an accountant in 2001. He joined the Group in 2003 as a group Chief Accountant and was appointed as Deputy Finance Director in January 2005. He is based in London.


1
2
3
4
5
6
7
8

***Our Commitee Members***

*The Audit Committee*

Sir Rudolph Agnew
Peter Hill-Wood
Philip Leatham

*The Remuneration Committee*

Sir Rudolph Agnew
Peter Hill-Wood
Pavel Maslovsky

10 YEAR ANNIVERSARY



*Mr Alexei Maslovsky*
Treasurer

*Mr Philip Leatham*
Finance Director

*Mr Andre Maruta*
Deputy Finance Director

# FINANCIAL REVIEW

*Financial highlights*

| | **Year to 31 December 2004 US$'000** | Year to 31 December 2003 US$'000 | Year to 31 December 2002 US$'000 |
|---|---|---|---|
| Turnover: Group and share of joint ventures | **85,502** | 54,260 | 22,774 |
| Group turnover | **62,108** | 43,655 | 22,774 |
| Operating profit | **22,703** | 13,795 | 10,462 |
| Pre tax profit | **24,304** | 16,257 | 9,435 |
| Profit retained for the year | **15,318** | 10,383 | 5,104 |
| Net cash inflow from operating activities | **20,532** | 11,785 | 6,890 |
| Net cash inflow | **11,027** | 13,439 | 27 |

***Turnover***

Turnover of the Group together with its share of joint ventures increased by 58% compared with last year. Included in this turnover joint ventures Omchak and Rudnoye contributed US$23.4 million, 56,722 ounces (2003 – US$10.6m and 28,148 ounces respectively). Gold sales of the Group which excludes turnover from the joint ventures rose by 25.5% in the year 2004 and reached 151,454 ounces (2003 – 120,641 ounces). Gold and minor silver revenues accounted for 99% (2003 – 100%) of the Group's turnover.

The average sales price realised was US$405 per ounce (2003 – US$363). We continue our policy of not hedging the price of gold or holding stocks and therefore the price obtained reflects the open market price at the time of sale. The continuing rise of gold price in both dollar and rouble terms contributed additional profitability to the Group.

***Results of operations and cash cost analysis***

Profits after tax and minority interests for 2004 increased to US$15.3 million from last year's US$10.4 million, which represents earnings per share of US$0.22 (2003 – US$0.18). The result was achieved by increasing production from the resin-in-pulp plant – up by 25% to 132,700 ounces of gold – and by controlling Gold Institute Standard total cash costs – up only 2% to US$134.7 per ounce of gold. Savings from economies of scale, together with new equipment, improved blasting techniques and optimisation of mining operations outweighed increases in input costs.

***Reconciliation of total cash cost per ounce to Financial Statements***

| | **2004 US$'000** | 2003 US$'000 |
|---|---|---|
| Cost of sales | **30,023** | 24,242 |
| Administrative expenses | **9,382** | 5,618 |
| Pokrovskiy Mine depreciation/amortisation | **(5,726)** | (4,325) |
| Other depreciation/ amortisation | **(936)** | (896) |
| Non-cash movement in stock | **(1,911)** | (915) |
| Exploration costs | **(1,029)** | (1,118) |
| Operating costs other than gold production | **(3,457)** | (2,863) |
| London operating costs | **(5,492)** | (3,748) |
| Silver credits | **(124)** | (119) |
| **Total cash cost** | **20,730** | **15,876** |
| Total cash cost per ounce, US$/oz | **134.7** | 131.6 |
| Pokrovskiy Rudnik ounces produced, oz | **153,900** | 120,641 |

***Currency movements***

During the year the rouble continued its appreciation against the dollar. The exchange rates moved from RUR29.45 per US$1 at 31 December 2003 to RUR27.75 at the year end. Most of our borrowings are dollar denominated whereas non trade debtors and other receivables are mostly stated in roubles, therefore the movement between these two currencies had positive effect on our results for the year. Exchange differences included in our profit figures amounted to a gain of US$1,334,216 (2003 – gains US$22,756).

***Taxation***

The tax charge for the year increased significantly as a result of high tax profits of Pokrovskiy Rudnik and other tax charges. The total tax charge, including share of joint ventures, amounted to US$8,253,000 (2003 – US$5,270,000).

***Balance sheet***

Total shareholders' funds were US$200.1 million compared to US$115.6 million in 2003. Retained earning for the year contributed US$15.3 million to the shareholders' funds. In addition the Group also made a new share issue which contributed to fund new acquisitions and expansion activities during the year.

Overall we have seen a continuing strengthening of our balance sheet during the year demonstrated by net current liabilities of US$2.3 million at 31 December 2003 turning to net current assets of US$43.7 million at the end of 2004.

***Cash resources and borrowings***

Cash and bank balances increased from US$14.8 million at the end of 2003 to US$25.9 million at 31 December 2004. Our net debt at 1 January 2004 of US$18.5 million was eliminated and transformed into a positive net cash position amounting to US$13.3 million at the end of the current year.

The Group has been pursuing negotiations with a number of mining project finance providers and has received several indications of appetite. The Group has a forecast capital expenditure requirement of approximately US$150 million on the Pokrovskiy expansion and Pioneer construction and development. For a number of years we have been strategically developing the balance sheet to meet this funding need and as such there is a substantial net cash balance. We believe that the Group has sufficient funds, forecast cash flow and debt finance proposals to provide for this capital expenditure programme.

## Financial contents

# THE DIRECTORS' REPORT

***Directors***
Peter C.P. Hambro
Dr Pavel A. Maslovsky
Sir Rudolph Agnew
Philip W. Leatham FCA
G. Jay Hambro
Alexei P. Maslovsky
Peter Hill-Wood
Andrey Maruta was appointed by the Board as a Director on 13 January 2005

***Secretary and registered office***
On 10 May 2005 Philip W. Leatham ceased to be a Secretary of the Company and on the same day Anna-Karolina Subczynska-Samberger was appointed by the Board as a Secretary of the Company.

The Registered Office of the Company remains at 11 Grosvenor Place, London SW1X 7HH.

The Directors present their report and the audited financial statements for the year ended 31 December 2004.

***Review of activities and future development***
The Group's principal activities during the year were:

- Exploration, mining of gold and the development of facilities at Pokrovskiy Rudnik.
- Acquisitions, exploration and development of reserves at Pokrovskiy and Pioneer Amur north-east belt, YamalZoloto and portfolio assets.
- Evaluation of potential acquisition and joint venture opportunities in gold mining in Russia.
- Issue of 10,000,000 shares in June 2004.

The Directors report a consolidated profit for the period of $15,318,000 (2003 – profit of $10,383,000). No dividend has been recommended and the profit for the period has been transferred to reserves.

Future developments are included in the Statement of the Chairman and Deputy Chairman.

***Directors' interests***
The directors were appointed at the dates as shown above and were all serving at the year end. Their interests in the share capital of the Company at the beginning and end of the year were as follows:

G. Jay Hambro, Alexei P. Maslovsky, Philip W. Leatham – no interest as at 31 December 2004 or 31 December 2003.

Peter Hill-Wood – owned 0.02% of the Company or 20,000 ordinary shares as at 31 December 2004 (2003 – 0.02% of the Company or 20,000 ordinary shares).

Sir Rudolph Agnew – owned 0.01% of the Company or 7,500 ordinary shares as at 31 December 2004 (2003 – 0.01% of the Company or 7,500 ordinary shares).

Pavel A. Maslovsky – owned directly and beneficially 26.82% of the Company or 19,844,524 ordinary shares as at 31 December 2004. As at 31 December 2003, Pavel A. Maslovsky owned directly and beneficially 35.70% of the Company or 22,844,524 ordinary shares.

Peter C.P. Hambro – owned beneficially 8.84% of the Company or 6,539,800 ordinary shares as at 31 December 2004. As at 31 December 2003 Peter C.P. Hambro owned beneficially 11.78% of the Company or 7,539,800 ordinary shares.

In addition, the Directors' interests in C shares in Eponymousco (a 100% subsidiary of the Company) were as follows:

| 'C' shares – (share incentive scheme) | 31 Dec. 04 | 31 Dec. 03 |
|---|---|---|
| Peter C.P. Hambro | **349,684** | 349,684 |
| Pavel A. Maslovsky | **1,379,684** | 1,379,684 |
| Philip W. Leatham | **830,000** | 830,000 |

***Substantial shareholders***
The Directors have been notified of the following substantial shareholders as at 31 December 2004

| Name | Amount of shares | % of issued share capital |
|---|---|---|
| Pavel A. Maslovsky and associates | 19,844,524 | 26.82 |
| Nutraco Nominees Ltd | 9,103,938 | 12.30 |
| Peter C.P. Hambro and associates | 6,539,800 | 8.84 |
| Viscaria Investments Ltd* | 5,499,071 | 7.43 |
| Morstan Nominees Ltd | 4,743,500 | 6.41 |
| Littledown Nominees Ltd | 4,164,692 | 5.63 |
| State Street Nominees Ltd | 2,390,000 | 3.23 |

*Excluding shares held beneficially by Pavel A. Maslovsky

# THE DIRECTORS' REPORT CONTINUED

## Corporate Governance

**Corporate Governance**
The Directors are aware of the Combined Code applicable to listed companies. As a Company whose shares are traded on AIM, the Company is not required to comply with the Combined Code but all Directors intend to comply with its main provisions as far as is practicable having regard to the size of the Group.

***Board structure and its committees***
At 31 December 2004 the Board comprised five Executive Directors, including the Chairman and Deputy Chairman, and two Non-Executive Directors. On 13 January 2005 Andrey Maruta was appointed as Deputy Finance Director and Philip Leatham became a Non-Executive Director but retaining responsibility as Finance Director. The Board meets quarterly throughout the year and as issues arise which require Board attention.

Biographies of the Directors are set out on page 21 of this annual report.

The Chairman, Peter Hambro, conducts Board and shareholder meetings and ensures that all Directors are properly briefed. The Directors are responsible for formulating, reviewing and approving the Group's strategy, budgets, major items of capital expenditure and senior personnel appointments. The Directors have access to independent professional advice at the Company's expense and to the Company Secretary and receive appropriate training where necessary.

There are transparent procedures for the appointment of new Directors to the Board and all Directors are required to retire by rotation at least every three years when they can offer themselves for re-election if eligible. Peter Hill-Wood, Peter C.P. Hambro and Sir Rudolph Agnew retired and were re-appointed at the last AGM on 28 May 2004. In view of the size of the Company, the Directors do not consider the Combined Code recommendation to establish a Nomination Committee appropriate at present. The Company has established Audit and Remuneration Committees, details of which are provided below.

The Company's independent directors, Sir Rudolph Agnew and Peter Hill-Wood, are well-established in the business world and contribute a wealth of experience to the Company. Their involvement in other business ventures and the fact that they do not hold notifiable interests in the Company nor have any discloseable relationships with the Company, its shareholders or other Board members allows them to provide an independent and unfettered view of the Company.

***Audit Committee***
An Audit Committee has been established and currently comprises Peter Hill-Wood as Chairman, Sir Rudolph Agnew and Philip Leatham (who was appointed an Audit Committee member on 8 February 2005, following the resignation of G. Jay Hambro). It meets at least twice a year and is responsible for ensuring that the financial performance of the Group is properly reported on and monitored. It liaises with the auditors and reviews the reports from the auditors relating to the accounts and internal control systems.

***Remuneration Committee***
A Remuneration Committee has been established and currently comprises Sir Rudolph Agnew, Peter Hill-Wood and Pavel Maslovsky. It reviews the performance of the Executive Directors and sets the scale and structure of their remuneration on the basis of their service agreements with due regard to the interests of the Shareholders and the performance of the Group. The Remuneration Committee also makes recommendations to the Board concerning employee incentives, including the allocation of share issues to employees. Directors of the Group are not permitted to participate in discussions or decisions of the committee concerning their own remuneration.

***Frequency of Board and Committee meetings***

| Type of meeting | Number of meetings held | Fully attended |
|---|---|---|
| Board meeting | 8 | 5 |
| Audit Committee * | 2 | 2 |
| Remuneration Committee | 2 | 2 |

* Both Audit Committee Meetings were also attended by the Company Directors and auditors.

***Relations with shareholders***
Communications with shareholders are considered important by the Directors. The Group has a full-time Director of External Relations whose job is to ensure the maximum possible level of transparency between the Group, its shareholders and analysts. The Directors regularly speak to investors and analysts during the year. Company circulars and press releases have also been issued throughout the year and since the balance sheet date in relation to various proposals and keep investors informed about the Group's progress.

The Company also maintains a website on the Internet at www.peterhambro.com which is regularly updated and contains a wide range of information about the Group.

***Board performance evaluation***
The Board understands that in order to increase the effectiveness of its operation a fresh external look at the Board's performance is sometimes needed. For this reason and to bring its standard closer to the requirements of the Combined Code on Corporate Governance the Company has recently appointed MC Lutyens Consulting Services to carry out an independent Board Performance Evaluation.

# THE DIRECTORS' REPORT CONTINUED

## Corporate Governance continued

***Internal controls***
The Board acknowledges that it is responsible for establishing and maintaining the Group's system of internal controls and for reviewing its effectiveness. The procedures which include inter alia financial, operational and compliance matters and risk management are reviewed on an ongoing basis. The internal control system can only provide reasonable and not absolute assurance against material misstatement or loss. In October 2004 the Group appointed an Internal Auditor whose role is to report to the Audit Committee and the Board.

***Risks and uncertainties***
The principal risks facing the Company are those relating to the volatility of the gold market, reliance on the expertise of the key Company personnel, as well as risks connected with uncertainties of the Russian political and legal systems, including taxation and currency fluctuations.

***Going concern***
After making enquiries, the Directors are satisfied that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, the Directors continue to adopt the going concern basis in preparing the financial statements.

***Key performance indicators***
The Company's performance is measured against the Key Performance Indicators (KPIs) as analysed in detail from pages 1–22 of the Report and in the Financial Review. This analysis can be summarised as follows:

- Turnover in 2004 has increased by 58% compared to 2003.
- Attributable gold production has increased by 40% between 2004 and 2003.
- GIS Total Cash Cost is up by only 2% and reached $134.7/oz (2003 – $131.6/oz).
- Average realised gold sales price increased from $363/oz in 2003 to $405/oz in 2004.
- Net debt of $18.5 million at 1 January 2004 eliminated and transformed into a positive Net Cash position amounting to $13.3 million at 31 December 2004.
- Increasing production of resin-in-pulp plant up by 25% to 132.7 thousand oz of gold.

***Remuneration***
In addition to complying with the main provisions of the Combined Code as far as is practicable having regard to the size of the Group, the Company is committed to the principles of good governance relating to Directors' remuneration.

***Remuneration policy***
The composition of the Remuneration Committee and the terms of reference are detailed above. The remuneration policy is designed to attract, motivate and retain Directors with necessary skills and experience to manage the Group's operations.

***Directors' remuneration and interests in shares***
Details of Directors' interests in shares are set out on page 24.

Remuneration packages of Executive Directors currently comprise basic salary and bonus. At present the Company runs pension plans for G. Jay Hambro as disclosed in Note 5 and Andrey Maruta (pension plan commenced in February 2005).

***Service contracts***
No Directors have any service contracts, consultancy agreements or other such arrangements with a notice period in excess of one year.

***Supplier payment policy***
It is Group policy to agree and clearly communicate the terms of payment as part of the commercial arrangement negotiated with suppliers and then to pay according to those terms based upon receipt of an accurate invoice. Trade creditor days for the year ended 31 December 2004 were 36 days on average for the Group and 25 days on average for the Company.

***Employees***
Regular meetings are held with employee representatives to discuss strategies and the financial position of the Group and their own business unit.

The Group is committed to provide equal opportunity for individuals in all aspects of employment.

***Auditors***
The Company's auditors, Moore Stephens, are willing to continue in office. A resolution for their reappointment and authorising the Directors to fix their remuneration will be submitted to the Annual General Meeting.

By Order of the Board

*Anna-Karolina Subczynska-Samberger*
Secretary
12 May 2005

# STATEMENT OF THE DIRECTORS' RESPONSIBILITIES

for the year ended 31 December 2004

United Kingdom Company law requires the Directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Company and the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the Company will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the system of internal control, for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

*Peter C.P. Hambro*
12 May 2005

*Pavel A. Maslovsky*
12 May 2005

# REPORT OF THE INDEPENDENT AUDITORS TO THE SHAREHOLDERS OF PETER HAMBRO MINING PLC

We have audited the financial statements of Peter Hambro Mining PLC for the year ended 31 December 2004, set out on pages 29 to 64. These financial statements have been prepared under the historical cost convention, and the accounting policies set out on pages 36 to 39.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

***Respective responsibilities of Directors and Auditors***

As described in the Statement of Directors' Responsibilities the Company's Directors are responsible for the preparation of financial statements in accordance with applicable United Kingdom law and United Kingdom Accounting Standards.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We read the Directors' Report and the other information contained in the annual report as set out in the index on the inside front cover and consider the implications for our report if we become aware of any apparent misstatements within it.

***Basis of opinion***

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

***Opinion***

In our opinion, the financial statements give a true and fair view of the state of the affairs of the Company and the Group as at 31 December 2004 and of the Group's profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

*Moore Stephens*
Registered Auditor
Chartered Accountants

St. Paul's House,
Warwick Lane, London
EC4M 7BP
12 May 2005

# CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 31 December 2004 (expressed in US$'000s)

| | Note | 2004 $'000 | 2003 $'000 |
|---|---|---|---|
| **Turnover: Group and share of joint ventures** | 2 | **85,502** | 54,260 |
| Less: share of joint ventures' turnover | | **(23,394)** | (10,605) |
| **Group turnover** | | **62,108** | 43,655 |
| Net operating expenses | 3 | **(39,405)** | (29,860) |
| **Operating profit** | 4 | **22,703** | 13,795 |
| Profit on disposals of discontinued operations | 14 | **–** | 930 |
| Share of operating profit in joint ventures | | **4,829** | 3,690 |
| Amortisation of goodwill in joint ventures | | **(954)** | (391) |
| **Profit on ordinary activities before interest and other income** | | **26,578** | 18,024 |
| Interest payable and similar charges | 6 | **(3,661)** | (2,536) |
| Other income | 7 | **1,387** | 769 |
| **Profit on ordinary activities before taxation** | | | |
| Group | | **20,916** | 13,082 |
| Joint ventures | | **3,388** | 3,175 |
| | | **24,304** | 16,257 |
| Taxation on profit on ordinary activities | 8 | **(8,253)** | (5,270) |
| **Profit on ordinary activities after taxation** | | | |
| Group | | **13,801** | 8,738 |
| Joint ventures | | **2,250** | 2,249 |
| | | **16,051** | 10,987 |
| Minority interests | | | |
| Group | 27 | **(326)** | (193) |
| Joint ventures | | **(407)** | (411) |
| **Profit retained for the year** | 26 | **15,318** | 10,383 |
| Earnings per ordinary share | 34 | **$0.22** | $0.18 |
| Diluted earnings per ordinary share | 34 | **$0.21** | $0.17 |

The Group's turnover for the year has been generated by the Company's subsidiaries Pokrovskiy Rudnik and NPFG Regis (2003 – Pokrovskiy Rudnik only).

The business of the Group is conducted mainly within one business segment and in one geographic location, consequently no segmental analysis is presented.

There are no recognised gains or losses other than those included in the profit and loss account.

The accompanying notes are an integral part of this profit and loss account.

# CONSOLIDATED BALANCE SHEET

for the year ended 31 December 2004 (expressed in US$'000s)

| | Note | 2004 $'000 | 2003 $'000 |
|---|---|---|---|
| **Fixed assets** | | | |
| Intangible assets | | | |
| Goodwill | 9 | **(2,776)** | – |
| Other intangible assets | 10 | **80,653** | 71,173 |
| Capitalised exploration and development expenditure | 11 | **10,251** | 2,159 |
| Deferred stripping costs | | **1,597** | – |
| Tangible assets | | | |
| Property, plant and equipment | 12 | **60,579** | 39,163 |
| Investments | 14 | **1,399** | 2 |
| Investments in joint ventures: | 15 | | |
| Goodwill | | **2,821** | 2,969 |
| Share of gross assets | | **21,366** | 14,445 |
| Share of gross liabilities | | **(10,188)** | (8,135) |
| Loans | 16 | **3,400** | 2,614 |
| | | **169,102** | 124,390 |
| **Current assets** | | | |
| Stock and work in progress | 13 | **15,697** | 11,355 |
| Debtors | 17 | **17,784** | 13,621 |
| Cash at bank and in hand | | **25,854** | 14,827 |
| | | **59,335** | 39,803 |
| Creditors, amounts falling due within one year | 18 | **(15,607)** | (42,144) |
| **Net current assets/(liabilities)** | | **43,728** | (2,341) |
| **Total assets less current liabilities** | | **212,830** | 122,049 |
| **Creditors, amounts falling due after one year** | | | |
| Due to former shareholders of subsidiary | 20 | **(3,486)** | (3,284) |
| Long-term borrowings | 22 | **(4,655)** | – |
| Finance lease liabilities falling due after one year | 21 | **(243)** | (895) |
| | | **(8,384)** | (4,179) |
| Provision for liabilities and charges | 19 | **(2,182)** | (1,504) |
| **Net assets** | | **202,264** | 116,366 |

# CONSOLIDATED BALANCE SHEET CONTINUED

for the year ended 31 December 2004 (expressed in US$'000s)

| | Note | 2004 $'000 | 2003 $'000 |
|---|---|---|---|
| **Capital and reserves** | | | |
| Share capital – ordinary shares | 23 | **1,193** | 1,010 |
| Share premium | 24 | **154,252** | 85,252 |
| Merger reserve | | **8,755** | 8,755 |
| Contingent reserve on acquisition | 25 | **6,304** | 6,304 |
| Share incentive reserve | 23 | **40** | 40 |
| Profit and loss account | | **29,590** | 14,272 |
| **Equity shareholders' funds** | 26 | **200,134** | 115,633 |
| Equity minority interests | 27 | **2,130** | 733 |
| | | **202,264** | 116,366 |

The accompanying notes are an integral part of this balance sheet.

These financial statements were approved by the Board of Directors on 12 May 2005.

On behalf of the Board

*Peter C.P. Hambro* *Pavel A. Maslovsky*

# COMPANY ONLY BALANCE SHEET

for the year ended 31 December 2004 (expressed in US$'000s)

| | Note | 2004 $'000 | 2003 $'000 |
|---|---|---|---|
| **Fixed assets** | | | |
| Tangible assets | | | |
| Property, plant and equipment | 12 | **188** | 179 |
| Investments | 14 | **79,047** | 77,684 |
| Loans | 16 | **3,400** | 2,614 |
| | | **82,635** | 80,477 |
| **Current assets** | | | |
| Debtors | 17 | **54,857** | 11,907 |
| Cash at bank and in hand | | **20,438** | 9,385 |
| | | **75,295** | 21,292 |
| Creditors, amounts falling due within one year | 18 | **(1,808)** | (12,938) |
| **Net current assets** | | **73,487** | 8,354 |
| **Net assets** | | **156,122** | 88,831 |
| **Capital and reserves** | | | |
| Share capital | 23 | **1,193** | 1,010 |
| Share premium | 24 | **154,252** | 85,252 |
| Contingent reserve on acquisition | 25 | **6,304** | 6,304 |
| Profit and loss account | | **(5,627)** | (3,735) |
| **Equity shareholders' funds** | 25 | **156,122** | 88,831 |

The accompanying notes are an integral part of this balance sheet.

These financial statements were approved by the Directors on 12 May 2005.

On behalf of the Board

*Peter C.P. Hambro* *Pavel A. Maslovsky*

# Consolidated Statement of Cash Flow

for the year ended 31 December 2004 (expressed in US$'000s)

| | Note | 2004 $'000 | 2003 $'000 |
|---|---|---|---|
| Net cash inflow from operating activities | 29, 30 | 20,532 | 11,785 |
| **Returns on investments and servicing of finance** | | | |
| Interest received | | 892 | 463 |
| Interest paid | | (2,965) | (3,721) |
| Interest element of finance leases | | (1,111) | (301) |
| Dividends paid to minority shareholders | | (113) | (140) |
| Net cash outflow from returns on investments and servicing of finance | | (3,297) | (3,699) |
| **Taxation paid** | | (4,223) | (3,264) |
| **Capital expenditure and financial investment** | | | |
| Purchase of tangible assets | | (20,393) | (8,539) |
| Expenditure on research/development and mineral properties | | (9,181) | (2,144) |
| Investments acquired | | – | (3,736) |
| Proceeds on sales of investments | | 2 | 4,562 |
| Proceeds on disposal of tangible assets | | 25 | – |
| Loans issued | | (1,894) | (3,804) |
| Loans issued to joint venture undertakings | | (480) | (340) |
| Net cash outflow on capital expenditure and financial investment | | (31,921) | (14,001) |
| **Acquisitions and disposals** | | | |
| Purchase of subsidiary undertakings | | (11,785) | (6,002) |
| Cash acquired with subsidiaries | | 103 | 179 |
| Proceeds from sales of subsidiary undertakings | | 2,112 | (22) |
| Investments in joint ventures | | (3,817) | (3,623) |
| Net cash outflow on acquisitions and disposals | | (13,387) | (9,468) |
| **Cash outflow before financing** | | (32,296) | (18,647) |
| **Management of liquid resources and financing** | | | |
| Capital element of finance leases | | (6,114) | (1,099) |
| Receipts from borrowings | | 56,376 | 59,254 |
| Repayments of amounts borrowed | | (76,124) | (51,728) |
| Net receipts from issuing shares | | 69,185 | 25,659 |
| Net cash inflow from financing activities | | 43,323 | 32,086 |
| Increase in cash at bank and in hand | 31 | 11,027 | 13,439 |

During the year 2004 the Company capitalised $840,472 of interest costs to assets under construction.

# CONSOLIDATED STATEMENT OF CASH FLOW CONTINUED

for the year ended 31 December 2004 (expressed in US$'000s)

***Major non-cash transactions***

During the year the Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of $5,001,734. These leasing arrangements were terminated and fully repaid before the end of 2004.

During the year, amounts of $1,030,000 of Russian VAT receivable, $61,000 of Property tax payable and $11,000 of Other taxes payable were set off against Corporate Tax.

The accompanying notes are an integral part of this cash flow statement.

# RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT (NOTE 31)

for the year ended 31 December 2004 (expressed in US$'000s)

| | Note | 2004 $'000 | 2003 $'000 |
|---|---|---|---|
| Increase in cash at bank and in hand | | **11,027** | 13,439 |
| Cash outflow/(inflow) from decrease/(increase) in debt and lease financing | | **25,862** | (6,427) |
| Change in net debt resulting from cash flow | | **36,889** | 7,012 |
| Loans disposed with subsidiary | | **–** | 309 |
| New finance leases | | **(5,002)** | (988) |
| Exchange difference | | **(141)** | (647) |
| Movement in net debt in the period | | **31,746** | 5,686 |
| Net debt at 1 January | 32 | **(18,475)** | (24,161) |
| Net cash/(debt) at 31 December | 32 | **13,271** | (18,475) |

# NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2004

***1. Principal accounting policies***

*a) Basis of preparation*

The financial statements have been prepared under the historical cost convention and in accordance with applicable UK Accounting Standards.

*b) Basis of consolidation*

The financial statements consist of Peter Hambro Mining Plc (the Company) and its respective subsidiary undertakings (the Group). On the acquisition of a business, including an interest in a subsidiary undertaking, fair values are attributed to the Group's share of net separable assets. Where the cost of acquisition exceeds the fair values attributable to such net assets the difference is treated as purchased goodwill and capitalised in the balance sheet in the year of acquisition.

*c) Comparative figures*

Certain comparative figures have been restated to be consistent with the current year's presentation.

*d) Currency of financial statements*

The financial statements have been presented in US dollars as the dollar is considered to be the Group's functional currency.

For the purpose of these financial statements other currencies have been translated into US dollars on the following basis:

- Share capital, fixed assets and depreciation at the rate ruling on the date of the relevant transaction.
- Liabilities and current assets at the rate ruling at the end of the accounting year.
- Profit and loss account items, other than depreciation, at the average rate for the year or at the rate ruling at the date of the transaction for significant items.

The accounting records of the Company's Russian subsidiary and joint venture undertakings are maintained in Russian roubles. All transactions are translated into US dollars at the average annual exchange rate and monetary assets and liabilities are retranslated into US dollars at the current rate at each balance sheet date. All differences are taken to the profit and loss account.

The rates of exchange used to translate year end balances from other currencies into US dollars were as follows (currency per US dollar):

| | 2004 | 2003 |
|---|---|---|
| Sterling | **0.52** | 0.56 |
| Russian rouble | **27.75** | 29.45 |

Exchange differences arising on the application of the above policy to individual transactions and accounts have been dealt with through the profit and loss account. The representation of figures in US dollars should not be construed as meaning that underlying amounts can or will be settled in dollars.

*e) Goodwill*

Goodwill represents the excess of the fair value of consideration given for the purchase of a subsidiary over the fair value of net assets acquired. Amortisation is provided through the profit and loss account on a straight-line basis over the period deemed appropriate by the Directors.

Negative goodwill is accounted for when the fair value of net assets acquired on the purchase of a business exceeds the purchase price. Negative goodwill is initially recorded as a negative asset and then recognised through the profit and loss account.

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

for the year ended 31 December 2004

**1. Principal accounting policies** *continued*

*f) Intangible assets and amortisation*

Intangible assets are recorded at cost less amortisation and provision for diminution in value. Licences for the exploitation of natural resources are amortised on a straight-line basis over the period of the licence.

*g) Tangible fixed assets and depreciation*

Tangible fixed assets are recorded at cost, net of accumulated depreciation. Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost or valuation of each asset on a straight-line basis over its expected useful life or the life of the relevant licence whichever is less as follows:

| | Average life |
|---|---|
| Buildings | 20 |
| Plant and machinery | 5–20 |
| Vehicles | 7 |
| Office equipment | 5–10 |
| Computer equipment | 3 |

Until they are brought into use fixed assets are included within assets under construction and equipment to be installed.

The cost of maintenance, repairs and replacement of minor items of tangible fixed assets are charged to current expenditure. Renewals and betterments are capitalised. Upon sale or retirement of tangible fixed assets, the cost and related accumulated depreciation are eliminated from the accounts. Any resulting gains or losses are included in the profit and loss account.

The cost of tangible fixed assets includes directly attributable finance costs on expenditure incurred during construction. Capitalised finance costs are calculated on a day-to-day basis.

*h) Investments*

Investments are stated at cost less provision for impairment.

*i) Stock and work in progress*

Purchased stores and spares are stated at the lower of cost and net realisable value on a unit cost basis. Gold ready for sale is valued at the lower of cost and net realisable value. Costs are attributed to gold produced on an average cost basis. Bullion in process is valued at the lower of cost and net realisable value.

Poor ore (with content less than 3.5 g/t), ore in the process of leaching and leached ore are classified as work in progress. Poor ore and ore in the process of leaching are valued at the lower of attributable direct cost and net realisable value.

Leached ore is valued at the lower of post processing transportation costs (to its current location) and net realisable value. Leached ore is classified as work in progress.

*j) Deferred stripping costs*

Stripping costs incurred during the production phase to remove waste ore are deferred to the balance sheet and charged to operating costs on the basis of the average life of the mine stripping ratio.

The average stripping ratio is calculated as the number of cubic metres of waste material removed per tonne of ore mined. The average life of the mine ratio is revised annually in the light of additional knowledge and change in estimates.

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

for the year ended 31 December 2004

***1. Principal accounting policies** continued*

*k) Finance and operating leases*

Assets held under finance leases are capitalised in the balance sheet and are depreciated over the shorter of the period of the lease and the estimated useful economic lives of the assets. Interest is charged to the profit and loss account over the life of the agreement and represents a constant proportion of capital repayments outstanding.

Rentals paid under operating leases are charged to the profit and loss account as incurred.

*l) Revenue recognition*

Revenue is recognised at the point of transfer of ownership of finished products as specified in the sales contracts.

Revenue from bulk sample sales made during the exploration or development phases of operations is recognised as a sale in the profit and loss account.

*m) Cost of sales*

Cost of sales includes the cost of mining gold, transport, and other direct expenses.

Exploration and evaluation expenditure is charged to the profit and loss account as incurred except in respect of deposits where:

- it is expected that the expenditure will be recouped by future exploitation or sale; or
- substantial exploration and evaluation activities have identified a mineral resource but these activities have not reached a stage which permits a reasonable assessment of the existence of commercially exploitable reserves.

Where either of the above conditions are met direct expenditure is capitalised. Once production begins capitalised costs are written off to production so as to spread them over total estimated reserves.

*n) Taxation*

Provision is made for all foreseeable taxation liabilities.

Deferred taxation is calculated so as to recognise the expected future tax consequences of transactions and events recognised in the financial statements of the current and previous periods with the following exceptions:

- Provision is made for the tax that would arise on remittance of the retained earnings of overseas subsidiaries only to the extent that at the balance sheet date dividends have been declared and accrued as receivables.
- Deferred tax assets are recognised only to the extent that the Directors consider that it is more likely than not that there will be taxable profit from which the future reversal of the timing differences can be deducted.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantially enacted at the balance sheet date.

The tax charge in the profit and loss account includes the charge in respect of the taxable profit for the year calculated under UK taxation laws and foreign profit tax. All other taxes, including those based on gross revenue received, are included in general, administrative and other operating costs in the profit and loss account.

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

for the year ended 31 December 2004

***1. Principal accounting policies continued***

*o) Financial instruments*

Financial assets and liabilities are recognised on the Group's balance sheet when the Group has become party to the contractual provisions of the instrument.

*p) Environment protection, rehabilitation and closure costs*

Provision is made for close down, restoration and for environment clean up costs, where there is a legal or constructive obligation to do so. The provision is reviewed on an annual basis for any changes in cost estimates or lives of operations.

*q) Defined contribution pension scheme*

The Company operates a defined contribution pension scheme for the benefit of its employees. The funds of the scheme are administered by independent trustees and are separate from the Company. Contributions are recognised as they fall due.

***2. Turnover***

| | Group | |
|---|---|---|
| | **2004** **$'000** | 2003 $'000 |
| Group turnover | **62,108** | 43,655 |
| Share of joint venture Omchak | **23,095** | 10,586 |
| Share of joint venture Rudnoye | **299** | 19 |
| | **85,502** | 54,260 |

Turnover is derived from the Group's single principal activity of mining, mineral processing and exploration and dealing in metals and concentrates, principally gold and silver. All proceeds are receivable in the ordinary course of business and are recorded exclusive of Value Added Tax.

The Group's turnover for the year has been generated by Pokrovskiy Rudnik and NPFG Regis (2003 – Pokrovskiy Rudnik).

***3. Net operating expenses***

| | Group | | Company | |
|---|---|---|---|---|
| | **2004** **$'000** | 2003 $'000 (as restated) | **2004** **$'000** | 2003 $'000 |
| Cost of sales | **30,023** | 24,242 | **1,019** | 520 |
| Administrative expenses | **9,382** | 5,618 | **4,080** | 3,218 |
| | **39,405** | 29,860 | **5,099** | 3,738 |

Included within Group administrative expenses are foreign currency exchange translation gains of $1,334,216 (2003 – $22,756) and gains on disposal of fixed assets of $12,125 (2002 – $46,463 losses).

Pokrovskiy Rudnik accounts for $27,542,997 of the Group's cost of sales (2003 – $21,430,000) and $4,999,277 of administrative expenses (2003 – $ 4,196,000).

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED
for the year ended 31 December 2004

*4. Operating profit*

Operating profit is stated after charging/(crediting):

| | Note | Group 2004 $'000 | Group 2003 $'000 | Company 2004 $'000 | Company 2003 $'000 |
|---|---|---|---|---|---|
| Depreciation of tangible fixed assets | 11 | **4,805** | 3,266 | **52** | 7 |
| Less: depreciation capitalised | | **(86)** | – | – | – |
| | | **4,719** | 3,266 | 52 | 7 |
| Amortisation of intangible assets | 10 | **1,958** | 1,958 | – | – |
| Negative goodwill amortisation | 9 | **(16)** | – | – | – |
| Directors' emoluments | 5 | **2,013** | 1,622 | **1,781** | 1,489 |
| Auditors' remuneration | | | | | |
| – Statutory audit | | **203** | 85 | **103** | 85 |
| – Audit related regulatory reporting | | **46** | 27 | **46** | 27 |
| – Corporate finance advice | | **75** | 31 | **75** | 31 |
| – Taxation | | **27** | 8 | **27** | 8 |
| (Profit)/loss on disposal of tangible fixed assets | | **(12)** | 46 | – | – |

Pokrovskiy Rudnik generated $29m (2003 – $18m) of operating profit. $717,830 of depreciation on tangible fixed assets arose on assets held under finance leases (2003 – $635,800).

*5. Directors and employees*

| | Group 2004 $'000 | Group 2003 $'000 | Company 2004 $'000 | Company 2003 $'000 |
|---|---|---|---|---|
| Directors' emoluments | **2,013** | 1,622 | **1,781** | 1,489 |

Staff costs during the period were as follows:

| | Group 2004 $'000 | Group 2003 $'000 (as restated) | Company 2004 $'000 | Company 2003 $'000 |
|---|---|---|---|---|
| Wages and salaries production | **4,396** | 3,431 | – | – |
| Wages and salaries – other | **3,455** | 1,890 | **790** | 380 |
| Social security costs | **2,253** | 1,471 | **177** | 139 |
| | **10,104** | 6,792 | **967** | 519 |

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

for the year ended 31 December 2004

*5. Directors and employees continued*

The average number of employees (excluding seven Directors) during the year was:

| | Group | | Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| Production | **1,353** | 1,002 | **–** | – |
| Administration | **334** | 270 | **7** | 6 |
| | **1,687** | 1,272 | **7** | 6 |

The emoluments for the highest paid Director for the year were $496,251 (2003 – $524,523).

During 2002 the Group implemented a share incentive scheme. Under the scheme participating employees have subscribed for 2,759,368 C ordinary non-voting, non-dividend bearing shares in Eponymousco at a par value of £0.01. These are to be converted into ordinary shares in the Company on the earlier of the disposal of Eponymousco by the Company or 1 June 2005 for a supplementary payment of £1.01. On 3 March 2005 the Board of the Company resolved to delay the conversion of C shares into the Company shares in order to ensure that this conversion does not take place at a time when the holders of the C shares are considered insiders. The shares subscribed for have been recognised as a reserve until such time as the C shares are converted into ordinary shares (see Note 23).

The Directors' interests in the share incentive scheme are disclosed in the Directors' Report.

Pokrovskiy Rudnik operates a Reserve Bonus Scheme for senior executives of that company. Under the scheme particpants will be awarded freely transferable 'scheme units' at the end of each year from 2002 to 2012 based on $5 per ounce of gold added to the designated reserve bonus scheme.

The holders of the Reserve Bonus Units have, once again, re-evaluated the effect of the scheme on the affairs of the Group and its shareholders. In light of this, subject to clarification of the Russian and UK tax consequences for both the holders and the Company, the holders have indicated a willingness to implement such a scheme that would be of the most benefit to them and the Group's shareholders. The Committee of Independent Directors is awaiting a re-evaluation of reserves and resources at Pioneer in June/July 2005 and will review the implementation of such a scheme with advice from the Company's advisors and independent consultants as necessary and will make a recommendation in due course. Once received, approval of the recommendation will be sought from shareholders at the earliest opportunity.

A defined contribution pension scheme has been implemented for G. Jay Hambro. The scheme is based on the current percentage of net relevant earnings pertaining to G. Jay Hambro of 17.5% of his stated salary. The total amount payable to the scheme during the year was $19,198 (2003 – $8,678). The outstanding contributions at 31 December 2004 totalled $nil (2003 – $nil).

Pokrovskiy Rudnik contributes through social security payments to an employees' Russian state pension scheme. This is a defined contribution scheme. In 2005 the Company implemented a defined contribution pension scheme for its employees.

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED
for the year ended 31 December 2004

### 6. *Interest payable and similar charges*

| | Group | | Company | |
|---|---|---|---|---|
| | **2004 $'000** | 2003 $'000 | **2004 $'000** | 2003 $'000 |
| Finance lease charge | **1,111** | 301 | **–** | – |
| Commission and interest in respect of sale and lease back transaction (Note 22) | **496** | – | **–** | – |
| Bank loan interest – continued operation | **2,200** | 2,880 | **699** | – |
| Bank loan interest – discontinued operation | **–** | 40 | **–** | – |
| Other loan interest and charges | **207** | 338 | **50** | 8 |
| Share of joint ventures' interest payable and similar charges | **487** | 124 | **–** | – |
| | **4,501** | 3,683 | **–** | – |
| Less finance cost capitalised | **(840)** | (1,147) | **–** | – |
| | **3,661** | 2,536 | **749** | 8 |

In March 2004 the Company received a loan from HVB of $15 million which was drawn down in two tranches in March and May 2004 and fully repaid in June 2004. HVB commission and interest expense in relation to this loan accounted to $699,377 in 2004.

### 7. *Other income*

| | Group | | Company | |
|---|---|---|---|---|
| | **2004 $'000** | 2003 $'000 | **2004 $'000** | 2003 $'000 |
| Other income – continuing operations | **255** | 286 | **3,832** | 1,240 |
| Other income net – discontinued operations | **–** | 31 | **–** | – |
| Interest receivable | **1,132** | 452 | **542** | 64 |
| | **1,387** | 769 | **4,374** | 1,304 |

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

for the year ended 31 December 2004

*8. Taxation*

The Company does not anticipate a corporation tax charge for the period as all profits/losses arise in its subsidiaries and the Company itself has suffered losses. The tax charge for the subsidiaries was $6,479,086 (2003 – $2,926,193) for the period ended 31 December 2004, based on a tax rate of 24%.

With the exception of the tax penalties and charges disclosed below the Directors believe that there have been no material breaches of Russian tax regulations and that these financial statements contain all necessary provisions in respect of the Group's tax liabilities in Russia. However Russian tax and currency control regulations are in a state of flux and may be subject to differing interpretations by various governmental bodies. Fines and penalties for any errors and omissions could be significant.

| | Group | |
|---|---|---|
| | **2004 $'000** | 2003 $'000 |
| Current tax: | | |
| UK corporation tax on profits for the year | – | – |
| Foreign tax (24%) | 5,469 | 2,926 |
| Tax penalties* | 1,010 | – |
| **Total current tax** | 6,479 | 2,926 |
| Deferred tax: | | |
| Origination and reversal of timing differences | 636 | 1,418 |
| **Total deferred tax** | 636 | 1,418 |
| Tax related to joint venture Omchak | | |
| Profit tax (24%) | 1,222 | 794 |
| Deferred tax (release) | (85) | 132 |
| | 1,137 | 926 |
| Tax related to joint venture Rudnoye | | |
| Profit tax (24%) | 1 | – |
| | 1 | – |
| **Tax on profit on ordinary activities** | 8,253 | 5,270 |

*Tax penalties relate to Pokrovskiy Rudnik's breaches of certain Russian tax regulations for the periods prior to 2003.

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

for the year ended 31 December 2004

*8. Taxation continued*

The tax assessed for the year is higher than the standard rate of corporation tax. The differences are explained below:

| | Group | |
|---|---|---|
| | **2004** **$'000** | 2003 $'000 |
| Group profit on ordinary activities before tax | **20,916** | 13,082 |
| Add: loss on the Company's ordinary activities before tax | **1,892** | 2,444 |
| Add: loss on other Non-Russian companies' ordinary activities before tax | **50** | 13 |
| | **22,858** | 15,539 |
| Profit on ordinary activities multiplied by standard rate of corporate tax in Russia of 24% (2003 – 24%) | **5,486** | 3,729 |
| Capital allowance for year in excess of depreciation | **(156)** | (192) |
| Interest capitalised for the year | **(202)** | (281) |
| Indirect costs of stock | **(616)** | (821) |
| Investment disposals | **207** | (219) |
| Lease charge | **(223)** | (263) |
| Exchange difference | **601** | 557 |
| Expenses not deductible for tax purposes | **606** | 242 |
| Adjustment to tax charge in respect of previous year | **161** | 174 |
| Deferred stripping costs | **(395)** | – |
| | **5,469** | 2,926 |

| | Group | |
|---|---|---|
| **Deferred tax** | **2004** **$'000** | 2003 $'000 |
| Fixed assets timing differences | **1,657** | 2,276 |
| Differences in tax values of stock | **1,400** | (112) |
| Development expenses timing differences | **136** | – |
| Timing difference on investments | **(91)** | – |
| Timing difference on tax on disposal of investments (Note 14) | **–** | 503 |
| Timing differences on lease operations | **(389)** | (680) |
| Timing difference on sale and lease back transactions | **(1,946)** | – |
| Other timing differences | **(131)** | (569) |
| | **636** | 1,418 |

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

for the year ended 31 December 2004

### 9. *Goodwill*

| | Group 2004 $'000 |
|---|---|
| **Cost** | |
| At 1 January 2004 | – |
| Goodwill arising on additional acquisition of JV Omchak | (2,776) |
| Goodwill arising on acquisition of NPFG Regis | (16) |
| Goodwill written off | 16 |
| **At 31 December 2004** | (2,776) |
| **Amortisation** | |
| At 1 January 2004 | – |
| **At 31 December 2004** | – |
| **Net book value** | |
| At 1 January 2004 | – |
| **At 31 December 2004** | (2,776) |

In April 2004 the Group increased its share of the Joint Venture Omchak to 65% in accordance with the original joint venture agreement. Negative goodwill of $2,776,422 has arisen as a result of acquiring the additional 15% of the joint venture for $1. No share of the negative goodwill was recognised in the profit and loss account as the Group's share of the joint venture can change every year under the terms of the original joint venture agreement and will reduce on receipt of dividends from the joint venture in 2005.

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

for the year ended 31 December 2004

### *10. Other intangible assets*

| | Group 2004 $'000 |
|---|---|
| **Cost** | |
| At 1 January 2004 | 75,942 |
| Additions as a result of acquisition of a subsidiary (Note 33) | 11,427 |
| Additions | 11 |
| **At 31 December 2004** | 87,380 |
| **Amortisation** | |
| At 1 January 2004 | 4,769 |
| Charge for the year | 1,958 |
| **At 31 December 2004** | 6,727 |
| **Net book value** | |
| At 1 January 2004 | 71,173 |
| **At 31 December 2004** | 80,653 |

Other intangible assets comprise mineral properties such as gold licences and rights over other mineral resources.

### *11. Capitalised exploration and development expenditure*

| | Group 2004 $'000 |
|---|---|
| **Cost** | |
| At 1 January 2004 | 2,159 |
| Additions | 8,092 |
| **At 31 December 2004** | 10,251 |
| **Amortisation** | |
| At 1 January 2004 | – |
| **At 31 December 2004** | – |
| **Net book value** | |
| At 1 January 2004 | 2,159 |
| **At 31 December 2004** | 10,251 |

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

for the year ended 31 December 2004

*12. Property, plant and equipment*

| *Group* | Mining assets $'000 | Vehicles $'000 | Furniture, fixtures, fittings and others $'000 | Construction in progress $'000 | Total $'000 |
|---|---|---|---|---|---|
| **Cost** | | | | | |
| At 1 January 2004 | 34,251 | 5,640 | 1,182 | 4,572 | 45,645 |
| Reclassification to the cost of the licence | | | | | |
| Additions as a result of acquisition | 5 | 19 | 1 | – | 25 |
| Additions | 2,602 | 7,578 | 661 | 15,395 | 26,236 |
| Transfer from construction in progress | 6,577 | 219 | 114 | (6,910) | – |
| Disposals | (10) | (15) | (7) | – | (32) |
| **At 31 December 2004** | **43,425** | **13,441** | **1,951** | **13,057** | **71,874** |
| **Depreciation** | | | | | |
| At 1 January 2004 | 4,211 | 1,994 | 277 | – | 6,482 |
| Additions as a result on acquisition | 5 | 19 | 1 | – | 25 |
| Charge for the year | 3,095 | 1,383 | 327 | – | 4,805 |
| Disposal | (1) | (12) | (4) | – | (17) |
| **At 31 December 2004** | **7,310** | **3,384** | **601** | **–** | **11,295** |
| **Net book value** | | | | | |
| At 31 December 2003 | 30,040 | 3,646 | 905 | 4,572 | 39,163 |
| **At 31 December 2004** | **36,115** | **10,057** | **1,350** | **13,057** | **60,579** |

The net book value of the Group's mining assets includes $1,735,708 (2003 – $2,096,733) in respect of assets held under finance leases. The net book value of the Group's vehicles includes $1,086,213 (2003 – $1,443,019) in respect of assets held under finance leases.

The net book value of the Group's mining assets also includes $6,759,396 (2003 – 0) in respect of assets sold and leased back. The net book value of the Group's vehicles includes $3,410,658 (2003 – 0) in respect of assets sold and leased back. The liability in respect of the sale and lease back transaction is disclosed in Note 22.

At 31 December 2004 mining assets with a net book value of $5,465,476 (2003 – $30,862,000) were pledged as security for the short-term and long-term loans disclosed in Note 18 and Note 22.

At 31 December 2004, fixed assets were insured to a value of approximately $40.4 million (2003 – $8.2 million) with Russian registered insurance companies.

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

for the year ended 31 December 2004

*12. Property, plant and equipment continued*

| Company | Furniture, fixtures, fittings and others $'000 | Total $'000 |
|---|---|---|
| **Cost** | | |
| At 1 January 2004 | 186 | 186 |
| Additions | 61 | 61 |
| **At 31 December 2004** | **247** | **247** |
| **Depreciation** | | |
| At 1 January 2004 | 7 | 7 |
| Charge for the year | 52 | 52 |
| **At 31 December 2004** | **59** | **59** |
| **Net book value** | | |
| At 31 December 2003 | 179 | 179 |
| **At 31 December 2004** | **188** | **188** |

*13. Stock and work in progress*

| | Group | | Company | |
|---|---|---|---|---|
| | **2004 $'000** | 2003 $'000 | **2004 $'000** | 2003 $'000 |
| Stores and spares | **4,405** | 2,498 | **–** | – |
| Work in progress | **11,276** | 8,627 | **–** | – |
| Bullion in process | **16** | 166 | **–** | – |
| Bullion in stock | **–** | 64 | **–** | – |
| | **15,697** | 11,355 | **–** | – |

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

for the year ended 31 December 2004

### *13. Stock and work in progress continued*

| | Group | | Company | |
|---|---|---|---|---|
| | **2004 $'000** | 2003 $'000 | **2004 $'000** | 2003 $'000 |
| Work in progress to be completed within one year | **7,622** | 2,182 | **–** | – |
| Work in progress to be completed after more than one year | **3,654** | 6,445 | **–** | – |
| | **11,276** | 8,627 | **–** | – |

Work in progress comprises leached ore, ore in the process of leaching and poor ore.

### *14. Investments*

| | Group | | Company | |
|---|---|---|---|---|
| | **2004 $'000** | 2003 $'000 | **2004 $'000** | 2003 $'000 |
| Investments – other | **36** | – | **–** | – |
| Shares in subsidiaries and joint ventures | **1,363** | 2 | **79,047** | 77,684 |
| | **1,399** | 2 | **79,047** | 77,684 |

Movement in shares in subsidiaries and joint ventures is as follows:

| | Group | Company |
|---|---|---|
| As at 1 January 2004 | 2 | 77,684 |
| Additions in the year: | | |
| OTC Limited | – | 2 |
| Olga | 500 | 500 |
| Management Company PHM | 861 | 861 |
| As at 31 December 2004 | 1,363 | 79,047 |

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

for the year ended 31 December 2004

***14. Investments** continued*

The Company and the Group have the following material subsidiaries and other significant investments, which were consolidated in these financial statements.

| Principal subsidiary and joint venture undertakings | Country of incorporation | Principal activity | Principal country of operation | Effective proportion of shares held |
|---|---|---|---|---|
| **Held directly by the Company** | | | | |
| Eponymousco Ltd | United Kingdom | Holding Company | United Kingdom | 100% |
| Victoria Resources Ltd * | United Kingdom | Holding Company | United Kingdom | 100% |
| Peter Hambro Mining (Cyprus) Ltd | Cyprus | Holding Company | Cyprus | 100% |
| Management Company PHM | Russia | Holding Company | Russia | 100% |
| Olga | Russia | Gold exploration and production | Russia | 100% |
| Pokrovskiy Rudnik ** | Russia | Gold exploration and production | Russia | 97.7% |
| Joint Venture Omchak | Russia | Gold exploration and production | Russia | 65% |
| **Held indirectly via 100% owned subsidiaries** | | | | |
| Tokurskiy Rudnik | Russia | Gold exploration and production | Russia | 100% |
| GRK Victoria | Russia | Gold exploration and production | Russia | 100% |
| **Held indirectly via Pokrovskiy Rudnik** | | | | |
| YamalZoloto | Russia | Gold exploration and production | Russia | 88% |
| NPFG Regis | Russia | Exploration work | Russia | 51% |
| Joint Venture Rudnoye | Russia | Gold exploration and production | Russia | 49% |

* The Company holds 50% of the Group's total holding of 100% of Victoria Resources Ltd. The other 50% of the share capital is held by Eponymousco Ltd. Victoria Resources Ltd has a 100% subsidiary GRK Victoria which is a holder of a gold exploration and production licence over the Chagayansk greenfield deposit. It is intended that Rio Tinto will fund the exploration work in return for an interest in the equity.
** The Company holds 44.57% (2003 – 44.57%) of the Group's total holding of 97.68% (2003 – 97.68%) of the ordinary share capital of Pokrovskiy Rudnik. The further 53.11% of the share capital is held by Eponymousco Ltd (2003 – 53.11%).

In December 2004 the Company set up a wholly owned Russian holding company Management Company PHM (MCPHM). MCPHM is intended to carry on the management and mining activities of the Group in return for a fee while the other companies retain ownership of licences. The total amount of cash the Company contributed was $862,103 of which $432,456 was still outstanding at the end of 2004. Management Company PHM has not been consolidated in the Group accounts as it did not have any activity in 2004 and the balances are not material to the Group.

In December 2004 the Company also acquired 100% of the share capital of a gold exploration and mining Company Olga. Olga has a gold exploration and mining licence and is located in the Amur region of Russia. The Company paid $500,000 for the whole share capital of Olga. An amount of $5,000 was still outstanding at 31 December 2004. Olga has not been consolidated in the Group accounts as it did not carry out any activity in 2004 and the balances are not material to the Group.

During the year 2004 Pokrovskiy Rudnik acquired 90% of the share capital of YamalZoloto for a total consideration of $10.4 million. As part of the total consideration Pokrovskiy Rudnik paid $5.1 million finder's fee to Tekhgranstroy, a Russian registered company.

In 2004 Pokrovskiy Rudnik acquired 52.05% of exploration and development company NPFG Regis. This company is involved in carrying out exploration and development work for various subsidiaries of the Group as well as to third parties located in the Amur region.

On 30 December 2003 Pokrovskiy Rudnik disposed of its shareholdings in Olekminskiy Rudnik and Chemelt as part of the divestiture to Aricom Plc of the Group's titanium and iron ore subsidiary undertakings. The profit on disposal for the Group was US$939,503. A consideration of US$2.1 million in respect of the disposals was subsequently received in 2004.

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

for the year ended 31 December 2004

***15. Investments in joint ventures***

The Group's share of the net assets of its joint ventures comprise the following:

| | Joint venture Omchak 2004 $'000 | Joint venture Rudnoye 2004 $'000 | Total 2004 $'000 | Total 2003 $'000 |
|---|---|---|---|---|
| Goodwill | 2,821 | – | 2,821 | 2,969 |
| Fixed assets | 4,341 | 759 | 5,100 | 3,544 |
| Current assets | 16,086 | 180 | 16,266 | 10,901 |
| Total gross assets | 23,248 | 939 | 24,187 | 17,414 |
| Liabilities due within one year | (6,907) | (178) | (7,085) | (5,493) |
| Liabilities due after one year or more, including minority interest | (2,312) | (791) | (3,103) | (2,642) |
| Total gross liabilities | (9,219) | (969) | (10,188) | (8,135) |

The Group's share of the results of Joint Venture Omchak for the year were as follows:

| | $'000 |
|---|---|
| Turnover | 23,095 |
| Profit before tax | 3,519 |
| Tax | 1,136 |
| Profit after tax | 2,383 |

The Omchak joint venture was originally created for the purpose of bidding for a mining licence. Under the Omchak joint venture agreement the Russian shareholders (Susumanzoloto and Shkolnoye) are required to ensure that their assets contributed to the joint venture generate income sufficient to declare and pay dividends in the first five years of the joint venture's operations of not less than $7,200,000 in aggregate. If the required level of dividends is not paid the Group's interest in the joint venture will be increased.

The amount of dividends paid during 2004 was $321,728 and the Group's interest in the joint venture increased to 65% in April 2004 in accordance with the terms of the original joint venture agreement.

The Group's interest in Omchak is treated as an investment in a joint venture as it is jointly controlled by the Group and the other Russian shareholders under a contractual agreement. Fluctuations in the percentage interest in the joint venture does not change joint control over Omchak as none of the parties can control the entity.

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED
for the year ended 31 December 2004

*16. Loans*
Amounts falling due after more than one year

| | Group | | Company | |
|---|---|---|---|---|
| | **2004 $'000** | 2003 $'000 | **2004 $'000** | 2003 $'000 |
| Loan issued to Aricom Plc | **3,400** | 2,614 | **3,400** | 2,614 |
| | **3,400** | 2,614 | **3,400** | 2,614 |

The loan to Aricom Plc bears interest at 8% per annum and is secured against 1,000 issued and fully paid up ordinary shares of Russian Titan Company Ltd, representing 100% of the issued share capital. The loan was repaid on 18 March 2005 with the exception of US$10 and the facility remains in place.

The loan facility granted to Aricom Plc is up to $6,000,000 and repayable within five years (Note 28).

*17. Debtors*
Amounts falling due within one year

| | Group | | Company | |
|---|---|---|---|---|
| | **2004 $'000** | 2003 $'000 | **2004 $'000** | 2003 $'000 |
| Prepayments | **4,655** | 3,077 | **140** | 181 |
| VAT recoverable | **7,325** | 4,187 | **44** | 34 |
| Owed by Group undertakings | **–** | – | **54,541** | 10,156 |
| Other debtors | **2,538** | 4,294 | **132** | 1,536 |
| Loan to Rudnoye joint venture | **822** | 340 | **–** | – |
| Loans issued | **2,444** | 1,723 | **–** | – |
| | **17,784** | 13,621 | **54,857** | 11,907 |

Loans issued include an amount of $2 million (2003 – $1.3 million) to Interomax (Note 28). The loan was subsequently repaid in February 2005.

$15,426,000 of debtors are Rouble denominated (2003 – $10,578,000).

An interest rate analysis of loans issued is set out in Note 36.

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

for the year ended 31 December 2004

*18. Creditors*

Amounts falling due within one year

| | Group | | Company | |
|---|---|---|---|---|
| | **2004 $'000** | 2003 $'000 | **2004 $'000** | 2003 $'000 |
| Trade creditors | **1,968** | 2,180 | **–** | – |
| Tax liability | **1,418** | 349 | **–** | – |
| Finance lease liabilities (Note 21) | **652** | 1,112 | **–** | – |
| Note payable | **–** | 8,000 | **–** | 8,000 |
| Short-term loans | **4,137** | 11,795 | **–** | – |
| Short-term element of long-term loans (Note 22) | **2,895** | 11,500 | **–** | – |
| Due to former shareholders of subsidiary (Note 20) | **1,516** | 1,428 | **–** | – |
| Due to Group undertakings | **–** | – | **519** | 513 |
| Due to Omchak joint venture | **–** | 3,817 | **–** | 3,817 |
| Due to MC PHM | **432** | – | **432** | – |
| Other creditors | **2,589** | 1,963 | **857** | 608 |
| | **15,607** | 42,144 | **1,808** | 12,938 |

The short-term loans have been made to the Company's subsidiaries by banks and trading partners and are partly secured over various fixed assets and ore stockpiles.

$10,096,000 of total creditors are rouble denominated (2003 – $11,860,000).

*19. Provision for liabilities and charges*

| **Group** | **2004 $'000** | 2003 $'000 |
|---|---|---|
| Provision for restoration and closing costs | **128** | 86 |
| Deferred tax provision | **2,054** | 1,418 |
| | **2,182** | 1,504 |
| Provision at 1 January 2004 | **1,504** | – |
| Charge for restoration cost | **42** | 86 |
| Deferred tax charge in profit and loss account for year | **636** | 1,418 |
| Provision at 31 December 2004 | **2,182** | 1,504 |

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED
for the year ended 31 December 2004

### 20. *Due to former shareholders of subsidiary*

| | Group | | Company | |
|---|---|---|---|---|
| | **2004 $'000** | 2003 $'000 | **2004 $'000** | 2003 $'000 |
| Short-term element | **1,516** | 1,428 | **–** | – |
| Long-term element | **3,486** | 3,284 | **–** | – |
| | **5,002** | 4,712 | **–** | – |

The amount due to former shareholders comprises dividends payable by Pokrovskiy Rudnik, of which $3,485,929 (2003 – $3,284,048) is owed to Pavel A. Maslovsky and the management of Pokrovskiy Rudnik.

### 21. *Finance lease liabilities*

| | Group | | Company | |
|---|---|---|---|---|
| | **2004 $'000** | 2003 $'000 | **2004 $'000** | 2003 $'000 |
| Short-term element | **733** | 1,334 | **–** | – |
| Finance charge allocated to future periods | **(81)** | (222) | **–** | – |
| | **652** | 1,112 | **–** | – |
| Due between 1-2 years | **256** | 733 | **–** | – |
| Due between 2-3 years | **–** | 256 | **–** | – |
| Finance charge allocated to future periods | **(13)** | (94) | **–** | – |
| | **243** | 895 | **–** | – |
| Total obligation | **895** | 2,007 | **–** | – |

### 22. *Long-term borrowings*

| | | Group | | Company | |
|---|---|---|---|---|---|
| | Note | **2004 $'000** | 2003 $'000 | **2004 $'000** | 2003 $'000 |
| Due in less than 1 year | | **2,895** | 11,500 | **–** | – |
| Due between 1-2 years | | **2,895** | – | **–** | – |
| Due between 2-3 years | | **1,760** | – | **–** | – |
| | | **7,550** | 11,500 | **–** | – |
| Short-term element | 18 | **2,895** | 11,500 | **–** | – |
| Long-term element | | **4,655** | – | **–** | – |
| | | **7,550** | 11,500 | **–** | – |

As at 31 December 2004, the only long term loans outstanding were three loans from Moscow International Bank repayable by instalments until 2007. The loans are dollar denominated and arose as a result of sale and lease back transactions in 2004. An interest rate profile of the Group's borrowings is shown at note 36.

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

for the year ended 31 December 2004

### 23. *Called up equity share capital*

| | Company | |
|---|---|---|
| **Ordinary shares** | **2004 $'000** | 2003 $'000 |
| Allotted, called up and fully paid: | | |
| At the beginning of the period | **1,010** | 751 |
| Issued in exchange for 100% holding in Peter Hambro Mining (Cyprus) Ltd | **–** | 101 |
| Other new issues | **183** | 158 |
| At the end of the year | **1,193** | 1,010 |
| **Number of shares (par value £0.01)** | **No. '000** | No. '000 |
| Authorised | **100,000** | 100,000 |
| Issued at the beginning of the period | **63,999** | 47,985 |
| Issued in exchange for 100% holding in Peter Hambro Mining (Cyprus) Ltd | **–** | 6,000 |
| Other new issues | **10,000** | 10,014 |
| At the end of the year | **73,999** | 63,999 |

In June 2004 the Company issued 10,000,000 shares at an issue price of £4.00 per share. As a result of these transactions a share premium of $69 million after commissions and share issue costs of $4.2 millon was created.

| | Company | |
|---|---|---|
| **Convertible C shares of Eponymousco** | **2004 $'000** | 2003 $'000 |
| Allotted, called up and fully paid: | | |
| At the beginning of the year | **40** | 40 |
| At the end of the year | **40** | 40 |
| **Number of shares (par value £0.01)** | **No. '000** | No. '000 |
| Authorised | **2,759** | 2,759 |
| At the beginning of the year | **2,759** | 2,759 |
| At the end of the year | **2,759** | 2,759 |

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

for the year ended 31 December 2004

### 24. *Share premium reserve*

| | Group | |
|---|---|---|
| | **2004 $'000** | 2003 $'000 |
| Opening balance | **85,252** | 34,636 |
| Issue of share capital | **73,227** | 52,256 |
| Share issue costs incurred in the year | **(4,227)** | (1,640) |
| At the end of the year | **154,252** | 85,252 |

### 25. *Contingent reserve on acquisition*

| | Group | |
|---|---|---|
| | **2004 $'000** | 2003 $'000 |
| Opening balance | **6,304** | – |
| Issue of contingent shares | **–** | 6,304 |
| At the end of the year | **6,304** | 6,304 |

### 26. *Equity shareholders' funds*

| | Group | | Company | |
|---|---|---|---|---|
| | **2004 $'000** | 2003 $'000 | **2004 $'000** | 2003 $'000 |
| Opening balance | **115,633** | 48,071 | **88,831** | 34,096 |
| Issue of share capital | **69,183** | 50,875 | **69,183** | 50,875 |
| Issue of contingent shares | **–** | 6,304 | **–** | 6,304 |
| Profit/(loss) for the year | **15,318** | 10,383 | **(1,892)** | (2,444) |
| At the end of the year | **200,134** | 115,633 | **156,122** | 88,831 |

As permitted by Section 230 by the Companies Act 1985, the profit and loss account of the Company is not presented as a part of these accounts.

The availability of the Group's reserves for distribution will be determined, to the extent that they include reserves held in the Russian subsidiary and joint venture undertakings, by applicable legislation in Russia and in accordance with the Russian subsidiary and joint venture undertakings' statutory financial statements. The Russian subsidiary and joint venture undertakings' statutory financial statements are prepared in accordance with Russian accounting regulations. These differ significantly from UK GAAP. The distributable reserves may therefore differ significantly from the figure shown above.

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED
for the year ended 31 December 2004

**27. *Minority interests***

| | Group 2004 $'000 | Group 2003 $'000 |
|---|---|---|
| At the beginning of the year | **733** | 540 |
| Minority interest eliminated on acquisition of subsidiary undertakings | **1,183** | – |
| Dividends payable | **(113)** | – |
| Minority interest in net profit of subsidiary undertakings | **327** | 193 |
| At the end of the year | **2,130** | 733 |

All minority interests are equity interests.

**28. *Related party transactions***
The Group had the following related party transactions during the year, VAT is included where applicable:

| Related party | Description | Movement for the year 2004 $'000 | Amount due from/(due to) 2004 $'000 | Movement for the year 2003 $'000 | Amount due from/(due to) 2003 $'000 |
|---|---|---|---|---|---|
| Peter Hambro Plc | Management and accommodation charge | **(74)** | **(12)** | (60) | (20) |
| Aricom Plc and subsidiaries | Loan facility | **786** | **3,400** | 2,614 | 2,614 |
| Aricom Plc and subsidiaries | Interest income | **193** | **–** | – | – |
| Aricom Plc and subsidiaries | London expenses recharged | **175** | **122** | 502 | 502 |
| Aricom Plc and subsidiaries | Exploration work | **286** | **–** | – | – |
| Aricom Plc and subsidiaries | Expenses recharged | **229** | **229** | – | – |
| Aricom Plc and subsidiaries | Subsidiaries disposals | **–** | **–** | 2,112 | 2,112 |
| Aricom Plc and subsidiaries | Feasibility study | **–** | **–** | 1,212 | 1,212 |
| Total Aricom Plc | | **1,669** | **3,751** | 6,440 | 6,440 |
| Former shareholders of subsidiary | Dividends due | **(202)** | **(3,486)** | (241) | (3,284) |
| Tynda Forest Holdings Ltd | Loan to Interomax | **748** | **2,041** | 1,293 | 1,293 |

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

for the year ended 31 December 2004

**28. *Related party transactions*** *continued*

Peter Hambro Plc is considered a related party due to Peter C.P. Hambro's 51% holding in that company.

Aricom Plc, is considered a related party due to Peter C.P. Hambro and Pavel A. Maslovsky's share holdings and directorships in that company. Transactions with Aricom Plc during the year are disclosed in Note 15.

The loan to Interomax was fully repaid in February 2005.

Creditors include an amount of $3,485,929 relating to dividends payable to Pavel A. Maslovsky and the management of Pokrovskiy Rudnik.

Peter C.P. Hambro, Pavel A. Maslovsky and certain management of Pokrovskiy Rudnik are the participants of a Reserve Bonus Scheme established by Pokrovskiy Rudnik. Details of the Scheme are set out in Note 5.

An ultimate controlling party of the Company has not been identified.

**29. *Net cash inflow from operating activities***

| Group | 2004 $'000 | 2003 $'000 |
|---|---|---|
| Cash received from customers | **62,155** | 43,573 |
| Cash paid to suppliers and employees | **(27,914)** | (20,564) |
| Other proceeds | **255** | 59 |
| Other expenses | **(13,964)** | (11,283) |
| Net cash inflow from operating activities | **20,532** | 11,785 |

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

for the year ended 31 December 2004

*30. Reconciliation of operating result to operating cash flow*

| Group | 2004 $'000 | 2003 $'000 |
|---|---|---|
| Operating profit before tax and minority interest | **20,916** | 13,082 |
| Adjusted for: | | |
| Depreciation | **4,719** | 3,266 |
| Amortisation of intangibles | **1,958** | 1,958 |
| Restoration cost provision | **42** | – |
| Interest payable and similar charges | **3,174** | 2,412 |
| Interest receivable | **(1,132)** | (516) |
| (Gain)/loss on disposals of fixed assets | **(12)** | 46 |
| Profit on disposals of trading investments | **–** | (196) |
| Profit on disposals of subsidiary undertakings | **–** | (930) |
| Elimination of unrealised profit in Joint Venture | **(101)** | – |
| Exchange differences in respect of finance activity | **141** | 647 |
| Exchange differences in respect of minority shareholders' dividends | **292** | 351 |
| Goodwill amortisation | **(16)** | – |
| Operating profit before working capital changes | **29,981** | 20,120 |
| (Increase) in debtors | **(5,762)** | (5,198) |
| (Increase) in stock | **(4,342)** | (3,886) |
| Increase in creditors | **655** | 749 |
| Net cash inflow from operating activities | **20,532** | 11,785 |

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED

for the year ended 31 December 2004

### *31. Reconciliation of cash flow to net cash*

Analysis of balances as shown in the balance sheet and changes during the year.

| | Group | |
|---|---|---|
| | **2004 $'000** | 2003 $'000 |
| Cash at the beginning of the year | **14,827** | 1,388 |
| Cash flows for the year | **11,027** | 13,439 |
| Cash at the end of the year | **25,854** | 14,827 |

### *32. Analysis of net cash/(debt)*

| | **At 1 Jan. 04 $'000** | **Cash flow $'000** | **Other non-cash changes $'000** | **Exchange movement $'000** | **At 31 Dec. 04 $'000** |
|---|---|---|---|---|---|
| Cash in hand and at the bank | 14,827 | 11,027 | – | – | 25,854 |
| Debt due within one year | (31,295) | 27,298 | – | (141) | (4,138) |
| Net (debt)/cash pre-leasing/sales and lease back | (16,468) | 38,325 | – | (141) | 21,716 |
| Finance leases/sales and lease back | (2,007) | (1,436) | (5,002) | – | (8,445) |
| Net (debt)/cash inc. leasing | (18,475) | 36,889 | (5,002) | (141) | 13,271 |

The amount of cash flow from debt due within one year is net of the loan from HVB of $15 million which was drawn down in two tranches in March and May 2004 and fully repaid in June 2004.

# Notes to the Financial Statements continued

for the year ended 31 December 2004

***33. Acquisition of subsidiary undertakings***

*a) Victoria Resources Ltd*

In 2004 the Company acquired 50% of the Group's total holding of 100% of Victoria Resources Ltd. The other 50% of the share capital was acquired by Eponymousco Ltd. Victoria Resources Ltd acts as a holding company for 100% of the share capital of GRK Victoria.

*b) YamalZoloto*

In April 2004 Pokrovskiy Rudnik acquired 90% of the share capital of YamalZoloto for a consideration of $10.4 million. As part of the total consideration Pokrovskiy Rudnik paid $5.1 million as commission.

The fair values of the assets and liabilities on the date of acquisition were:

| | YamalZoloto Book value $'000 | Fair value adjustment $'000 | Total $'000 |
|---|---|---|---|
| Intangible assets (Note 10) | – | 11,427 | 11,427 |
| Capitalised exploration and development expenditure | 434 | – | 434 |
| Profit tax prepayment | 89 | – | 89 |
| Debtors | 92 | – | 92 |
| Cash | 28 | – | 28 |
| Creditors due within one year | (164) | – | (164) |
| Creditors due after one year | (386) | – | (386) |
| **Fair value of net assets acquired** | **93** | **11,427** | **11,520** |
| Less: Minority interest | | | (1,152) |
| | | | **10,368** |
| **Consideration** | | | |
| Cash | | | 10,368 |
| | | | **10,368** |

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED
for the year ended 31 December 2004

***33. Acquisition of subsidiary undertakings** continued*

*c) NPFG Regis*

In 2004 Pokrovskiy Rudnik acquired 52.05% of exploration and development company NPFG Regis. This company is involved in carrying out exploration and development work to various subsidiaries of the Group as well as to third parties located in the Amur region.

The fair values of the assets and liabilities on the date of acquisition were:

| | NPFG Regis book value $'000 | Fair value adjustment $'000 | Total $'000 |
|---|---|---|---|
| Debtors | 10 | – | 10 |
| Cash | 74 | – | 74 |
| Tax liability | (4) | – | (4) |
| Creditors due within one year | (16) | – | (16) |
| **Fair value of net assets acquired** | 64 | – | 64 |
| Less: Minority interest | | | (31) |
| Goodwill arising on acquisition (Note 9) | | | (16) |
| | | | **17** |
| **Consideration** | | | |
| Cash | | | 17 |
| | | | **17** |

***34. Earnings per ordinary share***

| | 2004 | 2003 |
|---|---|---|
| Profit for the year $'000 | **15,318** | 10,383 |
| Weighted average number of ordinary shares | **69,615,032** | 58,767,529 |
| Earnings per ordinary share | **$0.22** | $0.18 |
| Weighted average number of ordinary shares | **69,615,032** | 58,767,529 |
| C shares | **2,759,368** | 2,759,368 |
| Contingent shares | **1,500,000** | 803,571 |
| Weighted average number of diluted shares | **73,874,400** | 62,330,468 |
| Diluted earnings per share | **$0.21** | $0.17 |

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED
for the year ended 31 December 2004

***35. Currency and commodity price risk***
Although the Group is headquartered in the United Kingdom, sterling denominated monetary assets and liabilities at 31 December 2004, were not significant.

Because of the location of its operating activities in Russia, Pokrovskiy Rudnik and other Russian subsidiary and joint venture undertakings are necessarily involved in Russian rouble transactions and have rouble denominated balances. The Group incurs operating costs in roubles and the Group's borrowings at 31 December 2004 were largely denominated in US dollars.

The world market for gold is principally denominated in US dollars. Within Russia sales prices are set with reference to the US dollar but settlements are made in roubles.

Recent trends in the rouble/dollar exchange rate suggest that the rouble is gaining value against the dollar. If this trend continues and results in any significant and sustained appreciation of the rouble against the dollar the Group's revenue and profitability could be affected. The Company does not engage in hedging to minimise exchange rate risk and has no intention of implementing such a scheme unless future financing arrangements require the Company to do so.

The Group does not hedge its exposure to gold price fluctuation risk. Gold is sold at market spot rates.

***36. Financial assets and liabilities***
The interest rate profile for the Group's borrowings was

| | 2004 | | | 2003 | | |
|---|---|---|---|---|---|---|
| | **Fixed rate borrowing $'000** | **Interest free $'000** | **Total $'000** | Fixed rate borrowing $'000 | Interest free $'000 | Total $'000 |
| US dollar | **8,650** | **–** | **8,650** | 21,196 | 8,000 | 29,196 |
| Rouble | **2,973** | **65** | **3,038** | 2,037 | 62 | 2,099 |
| Capital element of finance lease, US dollar | **895** | **–** | **895** | 2,007 | – | 2,007 |
| | **12,518** | **65** | **12,583** | 25,240 | 8,062 | 33,302 |

The weighted average interest rate on the Group's interest bearing borrowings for 2004 was

| | |
|---|---|
| US dollar | 10% |
| Rouble | 8% |
| US dollar finance lease | 15% |

# NOTES TO THE FINANCIAL STATEMENTS CONTINUED
for the year ended 31 December 2004

*36. Financial assets and liabilities continued*
The interest rate profile for the Group's financial assets was

| | 2004 | | | | 2003 | | | |
|---|---|---|---|---|---|---|---|---|
| | **Fixed rate** | **Floating rate** | **Interest free** | **Total** | Fixed rate | Floating rate | Interest free | Total |
| Cash – US dollar, rouble and GBP | **–** | **20,487** | **5,367** | **25,854** | – | 1,443 | 13,384 | 14,827 |
| US dollar | **5,441** | **–** | **–** | **5,441** | 3,907 | – | – | 3,907 |
| Rouble | **1,004** | **–** | **221** | **1,225** | 263 | – | 507 | 770 |
| | **6,445** | **20,487** | **5,588** | **32,520** | 4,170 | 1,443 | 13,891 | 19,504 |

The weighted average rate on the Group's interest bearing financial assets was 4.15% in 2004 (2003 – 10.9%).

The fair values of the Group's financial assets and liabilities are not materially different to the book values.

*37. Commitments under operating leases*
At 31 December 2004 the Company had annual commitments under a non-cancellable operating lease of the office premises as set out below.

| | Group | | Company | |
|---|---|---|---|---|
| | **2004 $'000** | 2003 $'000 | **2004 $'000** | 2003 $'000 |
| Expiring: | | | | |
| After 5 years | **249** | 104 | **249** | 104 |
| | **249** | 104 | **249** | 104 |

During the year $209,665 (2003 – $31,702) of operating lease costs were charged under administrative expenses.

*38. Capital commitments*
Amounts contracted for but not provided for in the financial statements amounted to $3,750,558 for the Group.

*39. Post balance sheet events*
In April 2005 the Company succeeded in meeting the stringent requirements of the World Bank environmental and social guidelines resulting in the IFC investing $15 million by subscribing for 1,448,545 of new Peter Hambro Mining Plc shares at £5.50 (the 'Investment Price') and has been granted an option to subscribe an additional $15 million at a 25% premium to the Investment Price.

The Group announced in February 2005 that it had been successful in the auction of the licence over the Malomir gold property. The Group paid 22 million roubles (about $0.79 million) for the licence.


Sunrise at the Malomir Deposit

PETER HAMBRO MINING PLC

11 Grosvenor Place
Belgravia
London
SW1X 7HH

Tel: +44 20 7201 8900
Fax: +44 20 7201 8901
Email: contact@peterhambro.com


www.peterhambro.com